NOTICE OF ANNUAL MEETING AND
INFORMATION CIRCULAR AND PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD
APRIL 29, 2021

MARCH 17, 2021

If you have questions or require assistance to vote your shares, contact:
Laurel Hill Advisory Group
North America (Toll Free): 1-877-452-7184 | Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

WHAT WE DO

Executive Compensation - Following Best Practices
✓	Significant Pay Contingent on Performance	✓	No Executive Employment Contracts
✓	Clawback Policy	✓	Significant Share Ownership Requirements
✓	Anti-Hedging Policy (no shorting)	✓	Compensation Benchmarked Against Peers
✓	Double Trigger Share Awards	✓	Annual "Say-on-Pay" Vote
✓	Double Trigger Change of Control Agreements	✓	Annual Review of Best Practices and Shareholder Alignment
✓	Annual Incentive Compensation tied to financial performance: free cash flow, adjusted funds flow per share and adjusted return on capital	✓	Performance Share Award scorecard majority weighted (60%) to relative shareholder performance
✓	Annual Incentive Compensation tied to GHG emissions intensity reduction	✓	Annual Incentive Compensation capped if shareholder return is negative

Corporate Governance - Excellence
✓	Independent Board Chair	✓	Board Gender Diversity of 25%
✓	Seven of Eight Directors Independent	✓	Regular in-camera Sessions at Board Meetings
✓	All Committee Members Independent	✓	Annual Board, Committee and Director Evaluations
✓	Individual Director Elections	✓	Annual Assessment of Board Skills
✓	Majority Voting Policy for Directors	✓	Significant share ownership requirements
✓	Average Director Tenure of ~4 Years	✓	Significant Board refreshment in last 3 years

Sustainability - A Culture of Commitment
✓	46% reduction in GHG Emissions intensity achieved at year-end 2020, new target of 65% reduction by 2025 (compared to 2018 baseline)	✓	Regular Sustainability Reporting cross-referenced to recognized standards (GRI, SASB and TCFD)
✓	Board committee oversight of health, safety, environment, climate and other sustainability matters	✓	Indigenous Relations - recent community development agreements with the Woodland Cree First Nation and the Peavine Métis Settlement
✓	Compensation tied to environmental and safety targets

TABLE OF CONTENTS

Executive Summary		Executive Compensation
2020 Highlights - What We Do		Letter to Shareholders Regarding Executive Compensation	28
		Compensation Program Design	30
Letter to Shareholders		2020 Compensation Decisions and Performance Assessment	36
Letter to Shareholders		Reported vs. Realized Compensation	45
		Executive Compensation Tables	46
Notice of Meeting
Notice of Meeting		Securities Authorized for Issuance
Solicitation of Proxies		Securities Authorized for Issuance	49

Matters to be Acted Upon		Other Information
Election of Directors	4	Other Information	50
Appointment of Auditors	11
Advisory Vote on Executive Compensation	12

About the Directors		Schedules
Director Experience and Background	13	Schedule "A" - Mandate and Terms of Reference
Board Composition	14	Schedule "B" - Share Award Incentive Plan
Director Compensation	14	Schedule "C" - Legacy Plans
		Schedule "D" - Advisory Statements
Corporate Governance Disclosure
Board Independence and Mandate	18
Committee Membership and Mandates	19
Meeting Attendance	23
Board Process and Policies	23

LETTER TO SHAREHOLDERS

March 17, 2021

Dear Fellow Shareholders:
2020 was a difficult year in which the pandemic and its impacts challenged all of us. I am proud that the Baytex team responded decisively to protect the safety of employees and families, to protect the long-term value of the Company and to position it well for the recovery. Through the year, the Board continued its focus on strong governance and worked very closely with Mr. LaFehr and the management team as they navigated this challenging year in the oil and gas industry.
2020 Actions
Early in 2020, on the back of strong performance in the prior year, Baytex was able to refinance and extend the maturity of its long-term notes and credit facilities, enhancing its ability to manage the business through the remarkable commodity price collapse that ensued. Operationally, capital plans were adjusted dramatically, and costs were reduced in every aspect of the business in order to preserve liquidity. At year end, the Company delivered positive free cash flow, in keeping with its commitment to improve the balance sheet and ultimately provide shareholder returns.
The Board and Governance
Since the last shareholder meeting we are pleased to have added a new board member, Mr. Steve Reynish, who brings a wealth of experience and knowledge of the Canadian oil business. After 17 extraordinarily high contribution years as a Board member and chair of our Audit Committee, Mr. Naveen Dargan has decided to retire from the board. We wish Naveen the very best going forward. As part of continual refreshment, we have taken the opportunity to update our committee composition and rotate the committee chairs, to best benefit from the specific skills and knowledge brought by our recently added directors.
Sustainability
In 2020, Baytex made strong moves in its contribution to the decarbonization agenda. With 2018 as the baseline, the Company set an initial target to reduce the GHG intensity of its operations by 30% by the end of 2021. Progress against this objective was included in the 2020 bonus scorecard. The Company also initiated annual reporting of key sustainability metrics to supplement its biennial sustainability report.
I am pleased that Baytex achieved a 46% reduction at year-end 2020, significantly exceeding the initial objective. The Company has set its next goal, to reduce its GHG emissions intensity by a further 33% from current levels by 2025.
Your Vote Counts
Please review this management information circular. It contains all the information you need about the meeting and how to exercise your right to vote.

                                Sincerely,
                                "Mark R. Bly"
Chair of the Board of Directors

NOTICE OF MEETING OF SHAREHOLDERS

MEETING INFORMATION		AGENDA
Date:	Thursday April 29, 2021	1. To receive and consider our consolidated financial statements for the year ended December 31, 2020, together with the report of the auditors.

Time:	3:00 p.m.	2. Elect eight (8) directors.
	(Calgary time)	3. Appoint the auditors and authorize the directors to fix their remuneration.

Place:	Online at:	4. Consider a non-binding advisory resolution to accept our approach to executive compensation.
https:// web.lumiagm.com/270581187
5. Transact such other business as may properly be brought before the meeting or any adjournment thereof.

In light of the COVID-19 pandemic, the continuing restrictions on public gatherings and to mitigate the risks to health and safety of our community, shareholders and employees, we will be holding this year’s meeting by way of a Virtual only meeting. All shareholders regardless of geographic location and equity ownership are able to attend the meeting. Registered shareholders and duly appointed proxyholders will be able to vote, ask questions and engage with the Chair of the Board and the CEO of the Company. Beneficial shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust Company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but will not be able to ask questions or vote at the meeting. Shareholders will not be able to attend the meeting in person.

It is very important that shareholders read the Circular and other meeting materials carefully. They contain important information with respect to voting and attending and participating at the meeting.

As always, we encourage shareholders to vote their shares prior to the meeting. Shareholders can vote online, by email or complete, date and sign the form of proxy or voting instruction form and return it by mail or fax as follows:

	BENEFICIAL SHAREHOLDERS	REGISTERED SHAREHOLDERS
	Shares held with a broker, bank or other intermediary	Shares held in own name and represented by a physical certificate
INTERNET	www.proxy vote.com	https:// login.odysseytrust.com/pxlogin
EMAIL OR FAX	Call or fax to the number(s) listed on your voting instruction form	Email: proxy@odysseytrust.com Fax: 1-800-517-4553
MAIL	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope
A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on April 27, 2021 or at least 48 hours prior to the time of any adjournment of the meeting. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address or fax number not less than 48 hours before the time for holding the meeting or any adjournment thereof.
Only shareholders of record at the close of business on March 15, 2021 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
DATED at Calgary, Alberta, this 17th day of March 2021.
By order of the Board of Directors
"Edward D. LaFehr", President and Chief Executive Officer

BAYTEX ENERGY CORP.
TERMS USED IN THIS DOCUMENT

•annual meeting, meeting, and AGM refers to the 2021 annual meeting of our shareholders
•Board, directors, executives, and management mean those positions at Baytex
•common shares mean Baytex’s common shares
•information circular refers to this Information Circular – Proxy Statement
•shareholders means holders of Baytex common shares
•we, us, our, Company, Corporation and Baytex mean Baytex Energy Corp. and, where applicable, its subsidiaries and other entities controlled, directly or indirectly, by Baytex
•You and your refer to the shareholder
•All dollar amounts are in Canadian dollars, unless indicated otherwise
•Information is as of March 15, 2021, unless indicated otherwise
•For additional information see 'Advisory Statements'

ATTENDING OUR VIRTUAL MEETING
In light of the continued COVID-19 pandemic, uncertainty with respect to the restrictions on in-person gatherings and our concern for the safety of our staff and stakeholders, we have decided to hold a virtual meeting this year.
How do I attend and participate at the meeting?
The Company is holding the meeting as a completely virtual meeting, conducted via live webcast. Shareholders will not be able to attend the meeting in person. In order to attend, participate or vote at the meeting (including for voting and asking questions at the meeting), shareholders must have a valid Username.
Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the meeting online at https://web.lumiagm.com/270581187. Such persons may then enter the meeting by clicking "I have a login" and entering a Username and Password before the start of the meeting:
•Registered shareholders: The control number located on the form of proxy (or in the email notification you received) is the Username. The Password to the meeting is "baytex2021" (case sensitive). If as a registered shareholder you are using your control number to login to the meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the meeting, you will revoke your previous voting instructions received prior to voting cutoff.
•Duly appointed proxyholders: Odyssey will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the meeting is "baytex2021" (case sensitive). Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the meeting. Beneficial shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as a guest but not be able to participate or vote at the meeting. Shareholders who wish to appoint a third party proxyholder to represent them at the meeting (including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See "Appointment of a Third Party as Proxy".
If you are not a registered shareholder or a duly appointed proxyholder you may still attend the meeting by registering as a 'guest' at https://web.lumiagm.com/270581187. As a guest, you will not be able to vote or participate.

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How do I vote? Voting at the meeting
Registered shareholders may vote at the meeting by completing a ballot online during the meeting, as further described below. See "How do I attend and participate at the meeting?".
Beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to participate or vote at the meeting. This is because the Company and its transfer agent do not have a record of the beneficial shareholders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a beneficial shareholder and wish to vote at the meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See "Appointment of a Third Party as Proxy" and "How do I attend and participate at the meeting?".
Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint a person (a "third party proxyholder") other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting.
Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the meeting as their proxy and vote their shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the meeting.
•Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a beneficial shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.
•Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST send an email to baytex@odysseytrust.com by 3:00pm (Calgary time) on April 27, 2021 or at least 48 hours prior to the time of any adjournment of the meeting and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate or vote at the meeting.
If you are a beneficial shareholder and wish to attend, participate or vote at the meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading "How do I attend and participate at the meeting?".
Legal Proxy – US Beneficial Shareholders
If you are a beneficial shareholder located in the United States and wish to attend, participate or vote at the meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under "How do I attend and participate at the meeting?", you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from beneficial shareholders located in the United States that wish to attend, participate or vote at the meeting or, if

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permitted, appoint a third party as their proxyholder must be sent by e-mail to baytex@odysseytrust.com and received by 3:00pm (Calgary time) on April 27, 2021 or at least 48 hours prior to the time of any adjournment of the meeting.
Submitting Questions
As part of the meeting, we will hold a Q&A session, during which we intend to answer questions submitted during the meeting. Only registered shareholders and duly appointed proxyholders may submit questions. Once you pass the log-in screen for the meeting, please click on the Questions icon, type in your question and click “Submit”. Management will then forward the question to either the Chair of the Board or the CEO for response.
Guests will not be able to submit questions. In addition, inappropriate or repetitive questions will not be responded to.
SOLICITATION OF PROXIES
This information circular is furnished in connection with the solicitation of proxies for use at the annual meeting of the shareholders of Baytex Energy Corp. to be held at 3:00 p.m. (Calgary time) on Thursday, April 29, 2021 and at any adjournment thereof.
Forms of proxy must be deposited with Odyssey Trust Company by mail or courier at 1230, 300 – 5th Avenue SW, Calgary, Alberta T2P 3C4 Attention: Proxy Department or by fax to Fax: 1-800-517-4553 not less than 48 hours before the time for holding the meeting or any adjournment thereof. Registered shareholders may also vote via the internet at https://login.odysseytrust.com/pxlogin. A vote submitted via the internet must be received at least 48 hours prior to the time of the meeting or any adjournment thereof. Shareholders can also appoint a proxyholder to attend and vote at the meeting on the shareholder's behalf and to convey a shareholder's voting instructions.

Only shareholders of record at the close of business on March 15, 2021 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
The persons named in the enclosed form of proxy are our officers who are also shareholders. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.
Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge

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Financial Solutions Inc. ("Broadridge") who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, you can use their website www.proxyvote.com or call their toll-free telephone number to instruct them how to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. Baytex may utilize the Broadridge QuickVoteTM service to assist shareholders with voting their shares. Those shareholders who have not objected to Baytex knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group ("Laurel Hill") to conveniently obtain a vote directly over the phone. If you receive a voting instruction form from a mailing/tabulating agent, it cannot be used as a proxy to vote shares directly at the meeting as it must be returned to the mailing/tabulating agent well in advance of the meeting in order to have the shares voted.
NOTICE-AND-ACCESS
We have elected to use the "notice-and-access" provisions under National Instrument 54-101 "Communications with Beneficial Owners of Securities of a Reporting Issuer" (the "Notice-and-Access Provisions") for the meeting in respect of mailings to beneficial holders of our common shares (i.e., a shareholder who holds their shares in the name of a broker or an agent) and registered holders of our common shares (i.e., a shareholder whose name appears on our records as a holder of common shares). These provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.
We have also elected to use procedures known as 'stratification' in relation to our use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related management's discussion and analysis ("Financial Information"), to some shareholders together with a notice of a meeting of its shareholders. A paper copy of the notice of meeting, this information circular, and a form of proxy or voting instruction form will be mailed to those shareholders who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the Financial Information in respect of our most recently completed financial year was mailed to those registered and beneficial holders of our common shares who previously requested to receive such information.
We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our common shares.
REVOCABILITY OF PROXY
Only a registered shareholder may revoke their proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chair of the meeting on the day of the meeting, or any adjournment thereof.
Beneficial holders who wish to change their vote must, in sufficient time in advance of the meeting, arrange for their respective intermediaries to change their vote and, if necessary, revoke their proxy in accordance with the revocation procedures set out above.

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PERSONS MAKING THE SOLICITATION
This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of meeting and this information circular. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.
We have also retained Laurel Hill to assist us with corporate governance advisory services and communicating with shareholders. In connection with these services, Laurel Hill is expected to receive a fee of $30,000, plus out-of-pocket expenses. We will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the common shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.
EXERCISE OF DISCRETION BY PROXY
The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions, your shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular, we know of no such amendment, variation or other matter.
VOTING SHARES AND PRINCIPAL HOLDERS
We are authorized to issue an unlimited number of common shares without nominal or par value. As at March 15, 2021 there were 563,917,684 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each common share you own.
To the knowledge of our directors and officers, as at March 15, 2021, no person or company beneficially owned, or controlled or directed, directly or indirectly, common shares entitled to more than 10% of the votes which may be cast at the meeting. As at March 15, 2021, our nominee directors and officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 4,087,475 common shares.
QUORUM FOR MEETING
At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than twenty-five percent (25%) of the outstanding common shares. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.
APPROVAL REQUIREMENTS
All matters to be considered at the meeting are ordinary resolutions requiring approval by more than fifty percent (50%) of the votes cast in respect of the resolution by or on behalf of shareholders present.

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MATTERS TO BE ACTED UPON AT THE MEETING
Election of Directors
The by-laws of Baytex provide that the number of directors shall be fixed from time to time by the shareholders or the board of directors (the "Board"). The Board has fixed the number of directors at eight. The eight nominees proposed for election as directors of Baytex are as follows:

Mark R. Bly	Jennifer A. Maki
Trudy M. Curran	Gregory K. Melchin
Don G. Hrap	David L. Pearce
Edward D. LaFehr	Steve D. L. Reynish
Should circumstances arise, for any reason, that a director nominee is unable to serve on the Board, the management designees named in the enclosed form of proxy reserve the right to vote for any other nominee at their discretion. Each person elected as a director will hold office until the close of the next annual meeting of shareholders or until their successor is elected or appointed. Voting for the election of directors will be conducted on an individual, and not slate, basis.
Management of Baytex recommends that shareholders vote FOR the election of each of these nominees. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the election of each of the nominees proposed in this information circular.
Majority Voting
The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders' meeting represent less than a majority of the common shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Board's consideration. In determining whether the resignation should be accepted, the Board will consider all factors that it deems relevant, including, without limitation, the composition of the Board, the voting results and whether acceptance of the resignation is in the best interests of Baytex. Absent extraordinary circumstances, the Board will accept the resignation. The Board's decision to accept or reject the resignation will be announced by way of press release within 90 days of the date of the shareholders' meeting. The policy does not apply in circumstances involving contested director elections.
Advance Notice By-Law
We have adopted an advance notice by-law ("By-Law No. 2") which was ratified by shareholders at the 2014 annual and special meeting of shareholders. By-Law No. 2 provides that advance notice must be given to Baytex in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a "proposal" made in accordance with the Business Corporations Act (Alberta); or (b) a requisition of a meeting made pursuant to the Business Corporations Act (Alberta). It also stipulates a deadline by which shareholders must notify Baytex of their intention to nominate directors and sets out the information that shareholders must provide regarding each director nominee and the nominating shareholder in order for the advance notice requirement to be met. These requirements are intended to provide all shareholders with the opportunity to evaluate and review the proposed candidates and vote in an informed and timely manner regarding said nominees. No person nominated by a shareholder will be eligible for election as a director of Baytex unless nominated in accordance with the provisions of By-Law No. 2. As of the date of this information circular, we have not received any nominations via the advance notice mechanism.
Director Biographies
The following information is based partly on our records and partly on information received by us from the nominees.

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Mark R. Bly - 61	Baytex Board and Board Committees				Meeting Attendance (2020) (1)
	Board of Directors (Chair)				9 of 9	100%
	Human Resources & Compensation Committee				4 of 4	100%
	Audit Committee				5 of 5	100%
	Reserves & Sustainability Committee				2 of 2	100%
	Nominating and Governance Committee				3 of 3	100%
	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		Vista Oil & Gas S.A.B. de C.V.
		2020	95.85%
		2019	96.58%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Incline Village, NV, USA Director since 2017 Independent	2021	71,279	124,031	298,353	Yes
	2020	126,771	—	192,861
	2019	71,151	—	137,029
Mr. Bly is an independent businessman with over 35 years of experience in the oil and gas industry, primarily with BP, a global producer of oil and gas. Mr. Bly led several key E&P units for BP in Alaska, the North Sea and in North America. After that, he was part of the E&P Executive Group, overseeing an international portfolio. He led the internal investigation of the Deepwater Horizon incident in 2010 and authored the "Bly Report" that defined the understanding of the event by the industry and established the basis for the new organization. In his final role as Executive Vice President, Safety and Operations Risk, he led the transformational program to drive operational excellence and risk management across all of BP's global activities. He currently serves as an independent director of Vista Oil & Gas. Mr. Bly holds a Master of Science degree in structural engineering from the University of California, Berkeley and a Bachelor of Science degree in civil engineering from the University of California, Davis.
Note:
(1)     As Chair of the Board, Mr. Bly is invited to attend all Committee meetings.

Trudy M. Curran - 58	Baytex Board and Board Committees				Meeting Attendance (2020)
	Board of Directors				9 of 9	100%
	Nominating & Governance Committee				3 of 3	100%
	Human Resources & Compensation Committee				4 of 4	100%

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		None
		2020	95.33%
		2019	95.94%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Calgary, Alberta Director since 2016 Independent	2021	71,279	108,527	220,860	Yes
	2020	126,771	—	187,223
	2019	80,991	—	62,220
Ms. Curran is a retired businesswoman with extensive experience in human resources, mergers and acquisitions, financing and governance. She served as an officer of Canadian Oil Sands Limited from September 2002 to the time of its sale in February 2016. As Senior Vice President, General Counsel & Corporate Secretary of Canadian Oil Sands Limited, she was responsible for legal, human resources and administration and a member of the executive team focused on strategy and risk management. From 2003 to 2016, she was a director of Syncrude Canada Ltd., where she served as chair of the Human Resources and Compensation Committee and as a member of the Pension Committee. She serves as the co-chair of the Executive Committee of the Calgary chapter of the Institute of Corporate Directors and is a member of the Alberta Securities Commission. Ms. Curran holds a Bachelor of Arts Degree in English and a Bachelor of Laws degree (both with distinction) from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors.

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Don G. Hrap - 61	Baytex Board and Board Committees				Meeting Attendance (2020) (1)
	Board of Directors				7 of 7	100%
	Reserves and Sustainability Committee				1 of 1	100%
	Human Resources and Compensation Committee				2 of 2	100%

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		None
		2020	95.93%
		2019	NA

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Houston, Texas Director since 2020 Independent	2021	93,536	108,527	27,969	In Progress

Mr. Hrap is an independent businessman with over 35 years of experience in the oil and gas industry. Most recently, he was the President, Lower 48 at ConocoPhillips, a position he held from 2009 - 2018. While at ConocoPhillips Mr. Hrap also served as president of the Lower 48 and Latin America, and prior to that, senior vice president of Western Canada Gas with the company. He joined ConocoPhillips in 2006 through the merger with Burlington Resources, serving as senior vice president of operations for Burlington Canada. Earlier, he was vice president for the North American Division at Gulf Canada Resources, where he worked for 17 years. Mr. Hrap is a director of Tall City Exploration III LLC, a Permian focused oil and gas exploration and production company, WildFire Energy I LLC and serves as an industry advisor to Warburg Pincus, a private equity firm. He is a former chairman and currently serves as a member of the API Upstream Committee, is an At-Large Director for the Independent Petroleum Association of America (IPAA) and a member of the executive committee of the U.S. Oil and Gas Association. Mr. Hrap graduated from the University of Manitoba with a Bachelor of Science in Mechanical Engineering in 1982. In 1995, he graduated from the University of Calgary with a Master in Business Administration.

Note:
(1)     Appointed as a director on March 3, 2020.

Edward D. LaFehr - 61	Baytex Board and Board Committees				Meeting Attendance (2020)
	Board of Directors				8 of 8	100%

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		TransGlobe Energy Corporation
		2020	95.34%
		2019	96.81%

	Share Awards and Shares Held				Share Ownership Target
	Year	Incentive Awards (#)	Share Awards (#)	Shares (#)	Meets Target
Calgary, Alberta Director since 2017 Non-Independent, Management	2021	310,078	1,550,388	1,120,561	Yes
	2020		1,711,008	762,662
	2019		1,074,844	464,444
Mr. LaFehr joined Baytex as President on July 18, 2016 and was appointed Chief Executive Officer on May 4, 2017.  Mr. LaFehr has nearly 40 years of experience in the oil and gas industry working with Amoco, BP, Talisman and the Abu Dhabi National Energy Company ("TAQA"). Before joining Baytex, Mr. LaFehr was President of TAQA's North American oil and gas business which led to his subsequent role as Chief Operating Officer of TAQA, globally.  Prior to this, he served as Senior Vice President for Talisman Energy, accountable for its Canadian business. Before Talisman Mr. LaFehr developed a long track record of success with Amoco and BP, holding senior positions in North America, Europe and Middle East regions. He served on the Canadian Association of Petroleum Producers (CAPP) Board of Governors from 2012-2014 and has served on the Exploration and Production Association of Canada (EPAC) Board since 2018. Mr. LaFehr is also a Director of TransGlobe Energy Corporation, an exploration and production company headquartered in Calgary whose activities are concentrated in Egypt. Mr. LaFehr holds Masters degrees in geophysics and mineral economics from Stanford University and the Colorado School of Mines, respectively.

8

Jennifer A. Maki - 50	Baytex Board and Board Committees				Meeting Attendance (2020)
	Board of Directors				9 of 9	100%
	Audit Committee				5 of 5	100%
	Human Resources & Compensation Committee				4 of 4	100%

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		Franco Nevada Corporation
		2020	96.09%
		2019	NA

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
North York, ON Director since 2019 Independent	2021	72,566	108,527	129,299	In Progress
	2020	108,850	—	75,000
Ms. Maki joined the Board on September 9, 2019. Most recently she served as Chief Executive Officer of Vale Canada and Executive Director of Vale – SA – Base Metals (2014 to 2017) and previously held several other positions with Vale Base Metals, including Chief Financial Officer & Executive Vice-President (2007-2014) and Vice-President & Treasurer, and with Inco Limited as Assistant Controller. Ms. Maki participated actively in managing Vale's Base Metals businesses outside Canada as a member of the Board of Commissioners (2007 to 2017) of PT Vale Indonesia Tbk, serving as its President Commissioner (2014 to 2017), and as a director of Vale Nouvelle-Caledonie SAS. She was also Chair of Vale Canada’s Pension Committee (2007-2017). Before joining Vale/Inco, she worked at PricewaterhouseCoopers LLP for 10 years in roles of increasing responsibility. She has been a director of Next Generation Manufacturing Canada (a not-for-profit organization) since September 2018 and is currently a Director at Franco-Nevada Corporation. She also holds the ICD.D designation from the Institute of Corporate Directors. She has a Bachelor of Commerce degree from Queen’s University and a postgraduate diploma from the Institute of Chartered Accountants, both in Ontario, Canada.

Gregory K. Melchin - 67	Baytex Board and Board Committees				Meeting Attendance (2020)
	Board of Directors				9 of 9	100%
	Audit Committee				5 of 5	100%
	Reserves & Sustainability Committee				1 of 1	100%
	Nominating & Governance Committee				3 of 3	100%

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		Total Energy Services Inc.
		2020	94.99%		ENMAX Corporation
		2019	91.57%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Calgary, Alberta Director since 2008 Independent	2021	71,278	108,527	198,869	Yes
	2020	126,770	—	145,646
	2019	79,582	—	109,501
Mr. Melchin is currently the Chairperson of the Board of Directors of ENMAX Corporation, a municipally-owned utility and a Director of Total Energy Services Inc. He was a member of the Legislative Assembly of Alberta from March 1997 to March 2008. Among his various assignments with the Government of Alberta, he was Minister of Energy, Minister of Seniors and Community Supports and Minister of Revenue. Prior to being elected to the Legislative Assembly of Alberta, he served in various management positions for 20 years in the Calgary business community. Mr. Melchin holds a Bachelor of Science degree (major in accounting), a Fellow Chartered Accountant designation from the Institute of Chartered Accountants of Alberta and the ICD.D designation from the Institute of Corporate Directors.

9

David L. Pearce - 66	Baytex Board and Board Committees				Meeting Attendance (2020)
	Board of Directors				9 of 9	100%
	Reserves & Sustainability Committee				2 of 2	100%
	Nominating & Governance Committee				3 of 3	100%

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		Headwater Exploration Inc.
		2019	95.97%
		2018	96.10%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Calgary, Alberta Director since 2018 Independent	2021	71,279	108,527	217,596	In Progress
	2020	119,273	—	188,854
	2019	56,155	—	177,609
Mr. Pearce has been working with the Private Equity Energy firm Azimuth Capital Management since July 2014 as Deputy Managing Partner. He was an Operating Partner with the Azimuth predecessor KERN Partners from November 2008 to July 2014. Mr. Pearce was a director of Raging River Exploration Inc. from March 2012 to August 2018. He was with Northrock Resources Ltd. from June 1999 to January 2008 where he held several senior officer positions and most recently was the President and Chief Executive Officer. Prior thereto Mr. Pearce worked in various Management roles at Fletcher Challenge Canada, Amoco Canada and Dome Petroleum. Mr. Pearce has a Bachelor of Science in Mechanical Engineering (Honors) from the University of Manitoba.

Steve D.L Reynish - 62	Baytex Board and Board Committees				Meeting Attendance (2020) (1)
	Board of Directors				2 of 2	100%

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		None
		2020	NA

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Calgary, Alberta Director since 2020 Independent	2021	—	124,419	47,600	In Progress

Mr. Reynish is currently the President and Chief Executive Officer of Enlighten Innovations, a private Calgary based clean energy technology organization which he joined in 2020. Immediately prior to Enlighten Mr. Reynish served as an Executive Vice President at Suncor Energy Inc. for eight years in a variety of capacities where he was accountable for the company’s strategy, ESG and corporate development initiatives, new technology development, joint venture and commercial portfolios - all instrumental in positioning Suncor as a top-tier Western Canadian based integrated energy company. Mr. Reynish also served as interim CFO for the Company. Prior to Suncor, Mr. Reynish served as President of Marathon Oil Canada, which he joined through the acquisition of Western Oil Sands where he was Executive Vice President, Operations. Prior to his entry into Canada, he held senior positions within the Anglo American Group, including Vice President of Mining of Anglo Base Metals in Johannesburg and Chief Executive Officer of Bindura Nickel in Zimbabwe. Mr. Reynish holds a Masters degree in Mining Engineering and an MBA, both earned in the UK. He has completed Post Graduate studies at IMD and the Wharton School. He is a member of the board of Energy Safety Canada, the Institute of Corporate Directors (ICD) and National Association of Corporate Directors (NCAD), and a former Member of the Board of Governors of the Oxford Institute of Energy Studies, the Canadian Associated of Petroleum Produces (CAPP) and the Canada Institute.

Note:
(1)     Appointed as a director on November 2, 2020.

10

Additional Disclosure Relating to Proposed Directors
No proposed director:
•Is, at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company that, while that person was acting in that capacity,
◦was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
◦was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
◦within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
•Has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

Appointment of Auditors
Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Professional Accountants, as our auditors, to hold office until the next annual meeting of shareholders or until their successors are appointed and to authorize the directors to fix their remuneration. KPMG LLP have acted as the auditors of Baytex since June 2016.
The Board recommends that you vote FOR the appointment of KPMG as auditors of Baytex. Unless instructed otherwise, the persons named in the form of proxy will vote for the appointment of KPMG as auditors of Baytex.
The following table provides information about the fees billed to us and our subsidiaries for professional services rendered by our external auditors, during fiscal 2020 and 2019:

Year	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)	Total
2020	$1,083	$—	$—	$—	$1,083
2019	$952	$—	$—	$—	$952
Notes:
(1)Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly financial statements, services in this category for fiscal 2020 and 2019 also include amounts for audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting.
(2)Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees.
(3)Tax fees include fees for tax compliance, tax advice and tax planning.
(4)All other fees include all other non-audit services.

11

Advisory Vote on Executive Compensation
As part of Baytex's commitment to excellence in corporate governance, the Board provides shareholders an opportunity to provide feedback on our approach to executive compensation by way of a non-binding advisory vote. The Board believes that it is essential for the shareholders to be well informed of Baytex's approach to executive compensation and shareholders are encouraged to read the "Compensation Discussion and Analysis" section which starts on page 30.
At last year's annual meeting, we received 92.13% support on our say-on-pay vote. This was a substantial increase in support from the year prior when we received only 58.09% support. We attribute this improvement to the extensive shareholder outreach effort which took place in 2019 and the numerous changes we made to our compensation programs which were described in detail in last year's information circular. We remain committed to actively soliciting shareholder feedback on our approach to compensation and this advisory vote is an important part of the ongoing process of engagement between the shareholders and the Board.
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote, along with feedback received from shareholders, as part of its ongoing review of executive compensation.
At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:
"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Information Circular - Proxy Statement of Baytex Energy Corp. dated March 17, 2021."
The Board recommends that you vote FOR the advisory vote on executive compensation. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the advisory vote on executive compensation.

12

ABOUT THE DIRECTORS
Director Experience and Background
The following table outlines the experience and background of, but not necessarily the technical expertise of, our director nominees based on information provided by such individuals.

Skills Matrix
	Bly	Curran	LaFehr	Hrap	Maki	Melchin	Pearce	Reynish	Total (of 8)
Enterprise Management	✓	✓	✓	✓	✓	✓	✓	✓	8
Business Development	✓	✓	✓	✓	✓	✓	✓	✓	8
Financial Literacy	✓	✓	✓	✓	✓	✓	✓	✓	8
Corporate Governance	✓	✓	✓	✓	✓	✓	✓	✓	8
Change Management	✓	✓	✓	✓	✓		✓	✓	7
Operations	✓	✓	✓	✓		✓	✓	✓	7
HS&E Management	✓	✓	✓	✓		✓	✓	✓	7
Financial Experience		✓	✓		✓	✓	✓	✓	6
Non-Canadian Resource Experience	✓		✓	✓	✓		✓	✓	6
Human Resources	✓	✓	✓	✓	✓	✓	✓	✓	8
Reserves Evaluation	✓		✓	✓			✓	✓	5
Risk Evaluation	✓	✓	✓	✓	✓	✓	✓	✓	8
Notes:
(1)    Enterprise Management – senior executive experience leading an organization or major business line.
(2)    Business Development – experience identifying value creation opportunities.
(3)    Financial Literacy – ability to critically read and analyze financial statements.
(4)    Corporate Governance – understanding of the requirements of good corporate governance usually gained through experience as a senior executive or a board member of a public organization.
(5)    Change Management – experience leading a major organizational change or managing a significant merger or acquisition.
(6)    Operations – experience with oil and gas operations, including exploration, production and marketing.
(7)    HS&E Management – understanding of the regulatory environment surrounding health, safety, environment, climate and other sustainability matters in the oil and gas industry.
(8)    Financial Experience – experience in financial accounting and reporting and corporate finance.
(9)    Non-Canadian Resource Experience – experience in a multi-national organization providing an understanding of the challenges faced in a different cultural, political or regulatory environment.
(10)    Human Resources – management or executive experience with responsibility for human resources.
(11)    Reserves Evaluation – experience with or executive responsibility for oil and gas reserves evaluation.
(12)    Risk Evaluation – experience in evaluating and managing the variety of risks faced by an organization.

13

Board Composition
The following table shows the composition of our director nominees by age, tenure, gender and independence.

	Bly	Curran	LaFehr	Hrap	Maki	Melchin	Pearce	Reynish	2020
Age (years)	61	58	61	61	50	67	66	62	Average
									61
Tenure (years)	4	5	4	1	1	13	2	New	Average
									4
Gender Male	✓		✓	✓		✓	✓	✓	6 (75%)
Female		✓			✓				2 (25%)
Independence	✓	✓	CEO	✓	✓	✓	✓	✓	7 (88%)
Director Compensation
The Human Resources and Compensation Committee of the Board (the "HRC Committee") is responsible for the development and implementation of a compensation plan for directors who are not also officers of Baytex. Officers of Baytex who are also directors (currently Edward D. LaFehr, our President and Chief Executive Officer) are not paid any compensation for acting as a director and director compensation described in this section refers to compensation received by the directors who are not also officers of Baytex.
The main objectives of our directors' compensation plan are to:
•Attract and retain the services of the most qualified individuals.
•Compensate the directors in a manner that is commensurate with the risks and responsibilities associated with Board and committee membership and at a level that approximates the median compensation paid to directors of an industry-specific peer group.
•Align the interests of directors with our shareholders.
To meet and maintain these objectives, the HRC Committee annually performs a review of the directors' compensation plan, which includes surveying the compensation programs and amounts paid to directors of an industry-specific peer group (see our 2020 Compensation Peer Group on page 34). The HRC Committee recommends any changes to the compensation plan to the Board for consideration and, if deemed appropriate, approval.
Given the impact of COVID-19 on our business and to align with the Company's staff, the directors cash compensation (retainers and meeting fees) was reduced by 10% from April 1 through to year-end.

14

The following table sets forth the principal elements of the compensation plan for directors for the 2020 year. In addition, directors were reimbursed for any expenses incurred to attend a Board or committee meeting.

2020 Director Compensation Components	Cash ($)(1)	Share Based ($)
Chair of the Board - Annual	125,000	125,000
Board Member - Annual	40,000	125,000
Committee Chair Retainers - Annual:
Audit	15,000
Human Resources and Compensation	8,000
Nominating and Governance	8,000
Reserves	8,000
Audit Committee Member Retainer – Annual	7,500
Meeting Attendance Fee	1,500
Travel Fee – for travel outside of home province/state (for more than four hours round trip) to attend a meeting	1,500
Note:
(1)    Cash retainers and meeting fees were reduced by 10% from these amounts from April 1 to December 31.
Changes for 2021
At the end of 2020, the HRC Committee recommended changes to further align director compensation with market practices. The Board approved the recommended changes and, as a result, for 2021 Baytex: (i) adopted a cash settled deferred share unit plan ("DSU Plan"); and (ii) terminated the payment of meeting attendance fees and audit committee member retainers while increasing the annual cash and equity retainers paid to the directors and increasing the fees paid to the chair of each committee other than the audit committee.
The DSU Plan is a "phantom plan", no common shares are issued. The number of deferred share units ("DSUs") granted is determined by dividing the dollar amount of the grant by the fair value of the common shares on the grant date. The DSUs vest immediately. When a director ceases to serve on the Board for any reason, the director is entitled to receive a cash payment for each DSU held equal to the market price of the common shares, as calculated in accordance with the DSU plan.

15

2021 Director Compensation Components	Cash ($)	Share Based ($)
Chair of the Board - Annual	140,000	160,000
Board Member - Annual	50,000	140,000
Committee Chair Retainers - Annual:
Audit	15,000
Human Resources and Compensation	15,000
Nominating and Governance	10,000
Reserves	10,000
Audit Committee Member Retainer – Annual	n/a
Meeting Attendance Fee	n/a
Travel Fee – for travel outside of home province/state (for more than four hours round trip) to attend a meeting	1,500

Total Compensation Summary
The following table sets forth the total compensation paid to the non-officer directors for the year ended December 31, 2020.

Directors	Fees Earned (1) ($)	Share-Based Awards (2) ($)	Total ($)
Mark R. Bly	150,917	125,000	275,917
Trudy M. Curran	66,600	125,000	191,600
Naveen Dargan	71,875	125,000	196,875
Don G. Hrap (3)	43,761	103,825	147,586
Jennifer A. Maki	73,676	125,000	198,676
Gregory K. Melchin	58,788	125,000	183,788
David L. Pearce	64,050	125,000	189,050
Steve D. L. Reynish (3)	11,700		11,700
Total	541,367	853,825	1,395,192
Notes:
(1)    Fees were reduced by 10% from April1 through to year-end.
(2)    This column shows the total compensation value that was awarded as restricted awards. The actual value realized pursuant to such restricted awards may be greater or less than the indicated value.
(3)    Mr. Hrap was appointed to the Board on March 3, 2020 and Mr. Reynish was appointed on November 2, 2020. Each received pro-rated compensation for 2020.

16

Fees Paid
The following table provides a detailed breakdown of the fees paid to our non-officer directors for the year ended December 31, 2020. Fees are paid on a quarterly basis.

Directors	Board Retainer ($)	Chair of the Board Retainer ($)	Committee Chair Retainer ($)	Audit Committee Member Retainer ($)	Meeting Attendance and Travel Fees ($)	Total Fees Earned ($)
Mark R. Bly (1)		115,625	2,712		32,580	150,917
Trudy M. Curran	37,000		7,400		22,200	66,600
Naveen Dargan	37,000		13,875		21,000	71,875
Don G. Hrap (2)	30,111				13,650	43,761
Jennifer A. Maki	37,000		4,688	6,938	25,050	73,676
Gregory K. Melchin	37,000			6,938	14,850	58,788
David L. Pearce	37,000		7,400		19,650	64,050
Steve D. L. Reynish(2)	9,000				2,700	11,700
Total	224,111	115,625	36,075	13,876	151,680	541,367
Notes:
(1)    Mr. Bly also serves as a director of our indirect, wholly owned, subsidiary, Baytex Energy USA, Inc. In this capacity he is paid meeting attendance fees of US$1,200 per meeting. This fee has been converted to Canadian dollars using an exchange rate of 1.30 CAD/US. He attended three such meetings in 2020.
(2)    Mr. Hrap was appointed to the Board on March 3, 2020 and Mr. Reynish was appointed on November 2, 2020. Each received pro-rated compensation for 2020.
Equity Based Compensation
We have a full-value share award plan pursuant to which we may grant restricted share awards and performance share awards to directors. The Share Award Incentive Plan contains the following restrictions on director participation: (1) the number of common shares issuable pursuant to the Share Award Incentive Plan to non-officer directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares; and (2) the value of all share awards granted to any non-officer director during a calendar year, as calculated on the date of grant, cannot exceed $150,000. For further information, see "Schedule B – Baytex Share Award Incentive Plan".
On December 4, 2019, the HRC Committee approved the issuance of $125,000 worth of restricted share awards to each of the non-officer directors. These awards were granted on January 28, 2020 with an issue date schedule of one-third on January 18, 2021, one-third January 18, 2022 and one third January 18, 2023. The issue date may be deferred if Baytex is in a trading blackout on the scheduled issue date. Mr. Hrap received a pro rated grant of $103,825 worth of restricted share awards. These awards were granted on March 12, 2020 with an issue date schedule of one-third January 18, 2021, one-third January 18, 2022 and one third January 18, 2023. Mr. Reynish was not granted share awards in 2020 and instead received a supplemental grant of DSUs in 2021 to reflect his service on the Board in 2020.

17

No performance share awards were granted to non-officer directors in 2020 and, with the adoption of the DSU Plan, the Company anticipates that going forward non-officer directors will no longer be granted either performance or restricted share awards.
Share-Based Awards
The following table provides information about share-based awards outstanding for our non-officer directors as at December 31, 2020 and provides the value of share-based awards that vested during 2020.

Directors	Value of share-based awards that vested during the year (1) ($)	Number of shares or units of shares that have not vested (#)	Market value of share-based awards that have not vested (2) ($)
Mark R. Bly	35,880	120,776	83,335
Trudy M. Curran	42,042	120,776	83,335
Naveen Dargan	42,042	120,776	83,335
Don G. Hrap		140,304	96,810
Jennifer A. Maki		108,850	75,107
Gregory K. Melchin	42,042	120,776	83,335
David L. Pearce	27,814	117,026	80,748
Steve D. L. Reynish
Total	189,820	849,284	586,005
Notes:
(1)    Calculated by multiplying the number of common shares received upon the conversion of the restricted share awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the issue date.
(2)    Calculated by multiplying the number of share awards by the closing price of the common shares on the TSX on December 31, 2020 ($0.69). The calculated value does not include the value of dividend equivalents (if any) on the underlying awards.
Equity Ownership - Directors
Share ownership guidelines are one way directors demonstrate their commitment to Baytex's long-term success and alignment with shareholders. The share ownership guideline for all directors is equal to three times: (i) the annual retainers paid to such director; plus (ii) their annual grant of share based compensation. The level of ownership must be attained by each director within three years of when he or she is first elected or appointed. Shares owned and DSUs granted are counted towards the guideline. A director meets the guidelines if either the grant value, market value or adjusted cost base of their common shares and DSUs exceeds the ownership guideline.
As a result of the adoption of the DSU plan and the reallocation of fees away from meeting fees to annual retainers, the ownership guidelines were increased in 2021. The revised guidelines and the status of each director with respect to their compliance with the guidelines is shown below.

18

Director Nominees	Principal Position	2020 Ownership Value Guideline ($)	2021 Ownership Value Guideline ($)	Guideline Met (Y) or In Progress (IP) (1)
Mark R. Bly	Chair of the Board	750,000	900,000	Y
Trudy M. Curran	Director	519,000	570,000	Y
Don G. Hrap	Director	495,000	570,000	IP
Edward D. LaFehr (2)	President and CEO	1,725,000	1,725,000	Y
Jennifer A. Maki	Director	517,500	570,000	IP
Gregory K. Melchin	Director	517,000	570,000	Y
David L. Pearce	Director	519,000	570,000	IP
Steve D. L. Reynish	Director	495,000	570,000	IP
Note:
(1)    As measured against the 2021 Guidelines.
(2)    As an officer, Mr. LaFehr's ownership guideline is three times his annual salary.
CORPORATE GOVERNANCE
Board Independence and Mandate
Based on the definition of "independence" contained in National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101") and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Nominating and Governance Committee has determined that seven of our eight director nominees, including the Chair of the Board, are independent. The seven independent director nominees are: Mark R. Bly, Trudy M. Curran, Don G. Hrap, Jennifer A. Maki, Gregory K. Melchin, David L. Pearce and Steve D. L. Reynish.
Edward D. LaFehr is not considered independent as he currently serves as our President and Chief Executive Officer. At each meeting of the Board and its committees, an opportunity is provided for the independent directors to meet without the non-independent directors and members of management (commonly referred to as an "in camera session"). On occasion, the Board will meet with independent directors only.
Our Board, either directly or through its committees, is responsible for the stewardship of Baytex. A copy of the mandate of our Board is attached as Schedule A and is available on our website at www.baytexenergy.com. In addition, our Board has developed written position descriptions for the Chair of the Board, the Chair of each of the Board committees and the CEO.
The Chair of the Board is responsible for the overall management of the Board, including ensuring that the Board is organized properly, functions effectively and independent of management and meets its obligations and responsibilities. The Chair of the Board maintains a liaison and communication with (i) the other directors and the committee chairs to co-ordinate input from directors and optimize the effectiveness of our Board and its committees and (ii) our Chief Executive Officer to ensure that our Board receives adequate and regular updates from the Chief Executive Officer. Our Chair of the Board also ensures that reasonable procedures are in place for directors to engage outside advisors at Baytex's expense in appropriate circumstances and assists with the director assessment process by meeting with each director to obtain insight as to where they believe the Board and its committees could be operating more effectively.

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Committee Membership and Mandates
Our Board has four committees:

- Audit Committee	- Human Resources and Compensation Committee
- Nominating and Governance Committee	- Reserves and Sustainability Committee
Committee assignments and the designation of committee chairs are based on each director's knowledge and skills, interests and areas of expertise. The Board favours rotation of committee assignments and committee chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees. However, the Board believes experience and continuity must be preserved when considering candidates for rotation. Committee members may be rotated in response to changes in membership of the Board. All directors are welcome to attend any committee meetings and are given access to all committee materials regardless of whether they are a member of the committee. In 2021, as part of Baytex’s ongoing Board refreshment, all committees will have the chair role refreshed while having at least one member of that committee continue on the committee to ensure continuity.
At present, all of our committees are comprised solely of independent directors. Mr. Bly (as Chair of the Board) and Mr. LaFehr (as President and Chief Executive Officer) are typically invited to and attend committee meetings. A description of the membership to be implemented as of April 29, 2021, changes since last year's annual shareholder meeting and a summary of the responsibilities for each committee is provided below. In addition, copies of the committee mandates are available on our website at www.baytexenergy.com.

Audit Committee

Committee Members:
•Jennifer Maki (Chair)
•Gregory Melchin
•Don Hrap

100% Independent

All members are financially literate

Committee changes:
•April 29, 2021, Ms. Maki will become Chair of the committee in place of Mr. Dargan, Mr. Dargan will cease to be a member of the committee and Mr. Hrap will join the committee

The committee's responsibilities include:
•reviewing financial statements, management's discussion and analysis, annual information forms and all public disclosure containing audited or unaudited financial information prior to submission to our Board for approval
•recommending to the Board the appointment of external auditors and the terms of their engagement
•overseeing the work of the external auditors, including meeting with the external auditors independently of our management
•reviewing and approving all services to be provided by the external auditors
•reviewing annually with the external auditors their plan for the audit and, upon completion of the audit, their audit reports
•reviewing and discussing accounting and reporting policies and changes in accounting principles
•reviewing with the external auditors our internal control systems and procedures
•reviewing risk management policies and procedures
•establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters
•reviewing and approving hiring policies regarding employees and former employees of the present and former external auditors of the Corporation

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Nominating and Governance Committee

Committee Members:
•Gregory Melchin (Chair)
•Trudy Curran
•Steve Reynish

100% Independent

Committee changes:
•April 29, 2021, Mr. Melchin will become Chair of the committee in place of Ms. Curran and Mr. Pearce will step down from the committee
•January 1, 2021, Mr. Reynish joined the committee

The committee's responsibilities include:
•reviewing on a periodic basis the composition of the Board and its committees
•assessing on a periodic basis the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors and considering the appropriate size of the Board
•recommending suitable candidates as nominees for election or appointment as directors
•assessing on a periodic basis the effectiveness of the Board and Management Diversity Policy
•developing, for the review and approval of the Board, a mandate for the Board and each of its committees
•developing, for the review and approval of the Board, position descriptions outlining the duties and responsibilities of the Chair of the Board, the Lead Independent Director, the chair of each of the Board committees and the CEO
•developing, for the review and approval of the Board, a code of business conduct and ethics, disclosure policy, insider trading policy and share ownership guidelines
•preparing and recommending to the Board any required disclosures of governance practices to be included in our information circular - proxy statement
•reviewing and where appropriate recommending changes to the Board's governance practices and policies

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Human Resources and Compensation Committee

Committee Members:
•Trudy Curran (Chair)
•Jennifer Maki
•David Pearce

100% Independent

Committee Changes:
•April 29, 2021 Ms. Curran will replace Ms. Maki as chair of the committee, Mr. Pearce will join the committee and Mr. Hrap will step down from the committee
•July 29, 2020, Mr. Hrap replaced Mr. Bly as a committee member, Mr. Bly continued to attend all committee meetings in his role as Chair of the Board

The committee's responsibilities include:
• reviewing on a periodic basis the compensation policies and practices and overall philosophy of Baytex and, where appropriate, making recommendations to the Board regarding substantive changes to such compensation policies and practices and overall philosophy
• reviewing and recommending to the Board the retainers and fees to be paid to members of the Board
• establishing the performance measures for the ensuing year for the short-term Incentive Program
• reviewing and recommending to the Board the performance objectives for the ensuing year for the President and Chief Executive Officer of the Corporation (the "CEO") and, if appropriate, for the other officers in consultation with the Board, reviewing on an annual basis the performance of the CEO and to receive the CEO's appraisal of the performance of the other officers
•reviewing and recommending to the Board the compensation and benefits package and bonuses for the CEO and each of the other officers of Baytex and, in connection therewith, to receive and consider the CEO's recommendations for the other officers
• with respect to the compensation and benefits package and bonuses to be paid to the non-officer employees of Baytex, receiving and considering the CEO's recommendation and to recommend to the Board such compensation and benefits package and bonuses in aggregate (with the allocation thereof to specific employees to be made by the CEO)
•receiving and considering the CEO's recommendations for the type of long-term incentive plans Incentive Program by Baytex and making recommendations in respect thereof to the Board
•administering the long-term Incentive Programs of Baytex in accordance with their terms, including establishing the performance measures for any performance awards and approving the granting of awards thereunder
• preparing and recommending to the Board any required disclosures of compensation practices to be included in the information circular - proxy statement
• reviewing the results of any shareholder advisory vote on our approach to executive compensation and consider whether any adjustments should be made to the compensation policies and practices as a result of such vote
•reviewing on an annual basis the management succession plan to ensure that qualified personnel will be available for succession to executive positions and report to the Board on the status of such plan annually
• reviewing industry, regulatory and compensation governance principles and their possible impacts on the Baytex's human resources policies and practices and make appropriate amendments
•considering any other matters which would assist the directors in meeting their responsibilities, including adherence to any appropriate executive compensation disclosure and other requirements established by the Canadian securities regulatory authorities or other regulatory bodies, and to this end, monitor, on a continuous basis, regulatory law and guidelines in respect of executive compensation matters

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Reserves and Sustainability Committee

Committee Members:
•Don Hrap (Chair)
•Dave Pearce
•Steve Reynish

100% Independent

Committee changes:
•April 29, 2021, Mr. Hrap will replace Mr. Pearce as chair of the committee and Mr. Dargan will cease to be a member of the committee
•January 1, 2021, Mr. Reynish joined the committee
•July 29, 2020, Mr. Bly stepped down as a committee member, he continued to attend all committee meetings in his role as Chair of the Board

The committee's responsibilities include:
•providing a recommendation to the Board as to the appointment of an independent qualified reserves evaluator or auditor (the "Independent Evaluator") to prepare an estimate of our proved and probable reserves and related future net revenue (the "Reserves Data") as at the last day of our financial year
•oversight and monitoring of the Corporation’s performance related to health, safety, environment, climate and other sustainability matters
•with respect to the annual estimate of the Reserves Data prepared by the Independent Evaluator: (a) reviewing the scope of work of the Independent Evaluator; (b) reviewing the procedures for providing information to the Independent Evaluator; (c) reviewing the estimate of the Reserves Data prepared by the Independent Evaluator, including the major assumptions used in preparing such estimate; (d) reviewing any material changes in the Reserves Data from the prior year; (e) meeting separately with management and the Independent Evaluator to determine whether any restrictions placed by management affected the ability of the Independent Evaluator to report without reservation on the Reserves Data; and (f) providing a recommendation to the Board as to whether to approve the report on the Reserves Data prepared by the Independent Evaluator
•providing a recommendation to the Board as to whether to approve the content and/or filing of the annual statement of the Reserves Data and other information prescribed by applicable securities laws, including any reports of the Independent Evaluator and of management in connection therewith
•considering and reviewing the Corporation’s performance with respect to health, safety, environment, climate and other sustainability matters, including the setting, benchmarking and measurement of appropriate performance and achievement targets
•reviewing all matters relating to the preparation, disclosure and/or filing of information related to our reserves and to health, safety, environment, climate and other sustainability matters

Outside Boards - Directors
The following table lists the names of other reporting issuers on which our director nominees serve as a director (or the equivalent).

Director	Names of Other Reporting Issuers
Mark R. Bly	Vista Oil & Gas S.A.B. de C.V.
Trudy M. Curran	None
Don G. Hrap	None
Edward D. LaFehr	TransGlobe Energy Corporation
Jennifer A. Maki	Franco-Nevada Corporation
Gregory K. Melchin	ENMAX Corporation and Total Energy Services Inc.
David L. Pearce	Headwater Exploration Inc.
Steve D. L. Reynish	None

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Meeting Attendance
The following is a summary of attendance of our directors at meetings of our Board and its committees during the year ended December 31, 2020. We had 100% attendance at all Board and committee meetings in 2020.

Director Nominees	Meetings Attended / Meetings Held					Overall Attendance
	Board	Audit Committee	Human Resources and Compensation Committee	Reserves and Sustainability Committee (1)	Nominating and Governance Committee
Mark R. Bly (2)	9/9	5/5	4/4	2/2	3/3	100%
Trudy M. Curran	9/9		4/4		3/3	100%
Naveen Dargan	9/9	5/5		2/2		100%
Edward D. LaFehr	8/8					100%
Don G. Hrap (3)	7/7		2/2	1/1		100%
Jennifer A. Maki	9/9	5/5	4/4			100%
Gregory K. Melchin	9/9	5/5		1/1	3/3	100%
David L. Pearce	9/9			2/2	3/3	100%
Steve D. L. Reynish (3)	2/2					100%
Notes:
(1)    Members of the Audit Committee are invited (but not required) to attend the meeting of the Reserves Committee where the year-end reserves evaluations are reviewed.
(2)    As Chair of the Board, Mr. Bly is invited to attend all Board committee meetings.
(3)    Mr. Hrap was appointed to the Board on March 3, 2020 and Mr. Reynish was appointed to the Board November 2, 2020.
BOARD PROCESS AND POLICIES
Nomination of Directors
The Nominating and Governance Committee, which is composed entirely of independent directors, is responsible for identifying individuals qualified to become Board members and recommending to the Board the new director nominees for appointment or election at the next annual meeting of shareholders. This committee has written terms of reference that clearly establish the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board.
In making its recommendations respecting the nomination of a director, the committee considers, among other factors, the competencies and skills the Board needs to possess as a whole (taking into account the corporate strategy), the competencies and skills that each existing director possesses, the competencies and skills each new nominee will bring to the position and whether or not each new nominee contributes to the diversity in gender, age and ethnicity of the Board. The committee also considers whether or not each new nominee can devote sufficient time and resources to their duties as a Board member. This process is carried out in concert with our succession planning, described below.

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Succession Planning
The Board is responsible for succession planning for our senior officers and delegates this responsibility to the HRC Committee. The HRC Committee meets with the CEO at least annually to review succession plans and candidates for all senior officer positions, including the CEO role. This review includes an assessment of each individual's strengths and development requirements, an estimate as to when they may be prepared to accept such a role change and any current plans for their career development. The HRC Committee also meets in camera (without the CEO present) to discuss candidates that have been identified as potential successors and reports back to the Board.
With respect to Board succession, the Nominating and Governance Committee is responsible for reviewing on a periodic basis the composition of the Board and recommending suitable candidates as nominees for election or appointment as directors. As part of this process, the Nominating and Governance Committee identifies the competencies and skills that are required for the Board in light of the corporate strategy. The Nominating and Governance Committee then compares the required competencies and skills to those of each existing director in order to identify areas of need. The Nominating and Governance Committee periodically canvasses each director about their plans for continuing to serve on the Board in order to identify and plan for director retirements.
As a result of the Board's deliberate process its membership has been significantly refreshed. Fifty percent (50%) of our director nominees have joined the Board since our 2018 annual general meeting. This includes the additions of Messrs. Pearce, Hrap, and Reynish and Ms. Maki to the Board.

Orientation and Continuing Education
Upon joining the Board, a new director is provided with a directors' information binder which includes a copy of the mandate of the Board and each of its committees, the Terms of Reference for the Chair of the Board, the Chair of each Board committee and the CEO, our corporate policies and our by-laws. To accelerate each new directors' understanding of our business, we also arrange a series of meetings between the director and each of the Company's officers. At these meetings, the officer and in some cases members of their team provide a presentation regarding that officer's areas of responsibility and the director is provided the opportunity to ask questions. These meetings are usually held at the Company's head office. In light of the restrictions imposed by COVID-19, these meetings were carried out by video conference for Mr. Hrap and Mr. Reynish.
Each of our directors is responsible for ensuring that they maintain the skill and knowledge necessary to meet their obligations as a director. As part of their continuing education, our Board receives management presentations with respect to the operations and risks of our business, regulatory requirements, new developments which may affect the oil and gas industry, corporate governance and market conditions. Due to the impacts of COVID-19, our Board members have been restricted from making field visits or attending in person sessions. However, the individual directors have continued to meet their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings. Listed below are some examples:
•Throughout the year our directors attended numerous virtual seminars and information sessions which covered a wide variety of topics including (but not limited to): the implications of COVID-19, commodity price outlook, diversity in the workplace, ESG reporting and executive compensation.
•The Audit Committee receives quarterly updates on emerging trends and issues in accounting and financial reporting from management and our external auditors.
•The Audit Committee receives quarterly updates on risk management activities and the outlook for petroleum and natural gas prices.

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•Members of the Audit Committee are invited to attend the meeting of the Reserves Committee where the annual reserves evaluations are reviewed.
•The Nominating and Governance Committee receives an annual update on corporate governance best practices from management.
•Our directors attend an annual strategy session with management.
Three of our directors, Ms. Curran, Ms. Maki and Mr. Melchin, have received the ICD.D designation from the Institute of Corporate Directors. Ms. Curran is Co-Chair of the executive committee of the Calgary chapter of the Institute of Corporate Directors and in this role participates in the planning and delivery of various chapter education events. Mr. Melchin and Ms. Maki are Chartered Professional Accountants. In order to maintain this designation, they are required to complete a minimum amount of professional development activities each year.
Retirement Policy/Board Tenure
We do not have a formal retirement policy for our directors or officers or a policy for term limits for our directors. We believe it is important that directors understand our industry and our business and this requires a certain length of tenure on the Board. We also want diverse viewpoints and those often come from newer directors. It is important to achieve an appropriate balance of both to ensure that the Board functions effectively.
We have eight director nominees with an average tenure of ~4 years on the Board. All of our directors are engaged and bring demonstrable skills to the Board, allowing us to be efficient and cost effective. In addition, this year we added two new directors and as of the meeting in April we are rotating all of the committee chair positions so that each committee will be led by a new committee chair. These changes, plus the fact that the Chair of the Board was appointed to the role in December 2019, ensures that the leadership of our Board will have the benefit of both its experience and fresh thinking.
Ethical Business Conduct
Our Board has adopted a code of business conduct and ethics (the "Code") that applies to all employees, consultants, officers and directors of Baytex. A copy of the Code is accessible on the SEDAR website at www.sedar.com (filed February 22, 2012, re-filed December 7, 2020) and on our website at www.baytexenergy.com. Each employee, consultant, officer and director is required to confirm annually that he or she has read, understood and complied with the Code. Any reports of variance from the Code will be reported to the Board. There have been no material change reports filed since the beginning of our last financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.
In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and abstain from voting on any resolution to approve the contract or transaction.
Our Audit Committee has also adopted a statement on reporting ethical violations which provides employees, contractors and suppliers with the ability to report, on a confidential and anonymous basis, any violations within our organization, including, without limitation, criminal conduct, falsification of financial records or unethical conduct. Our Board believes that providing a forum for employees, contractors and suppliers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct. A copy of our statement on reporting ethical violations is accessible on our website at www.baytexenergy.com.

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Assessments
We have established a process for assessing the effectiveness of the Board, its committees and individual directors. On an annual basis, each director completes the Board and committee assessment survey (to provide directors with an opportunity to evaluate how effectively the Board and its committees are operating and to provide constructive input for the improvement of the Board and its committees). As a follow-up to the written survey, the Chair of the Board meets with each director individually.
In addition to the annual assessment described above, every second year each director completes the director peer and self-assessment survey and the Chair of the Board assessment survey. The results of the director peer and self-assessment survey are provided to the Chair of the Board who meets with each director individually to discuss any issues with an emphasis on maximizing the contribution of each director to the Board and continually improving the effectiveness of the Board. The results of the Chair of the Board assessment survey (and the results of the director peer and self-assessment survey for the Chair of the Board) are provided to the Chair of the Nominating and Governance Committee who meets with the Chair of the Board to discuss the results and identify any action items.
In December of 2019, the Nominating and Governance Committee provided the directors a Board and committee assessment survey and a director peer and self-assessment survey. Each director completed these surveys and Mr. Bly, our new Chair of the Board, discussed the results of the survey with each director individually. The results of the survey were also discussed at a Nominating and Governance Committee meeting held in February, 2020 and a Board meeting held in February, 2020. The results of these surveys were taken into account when the Nominating and Governance Committee made its committee assignment and director nomination recommendations to the Board.
Diversity Policy
Baytex has a written Board and Management Diversity Policy (the "Diversity Policy"). The Diversity Policy is applicable to both director and executive officer appointments and recognizes that it is in the best interests of the Company and all of its stakeholders to have diversity in gender, age and ethnicity within our Board and management. Accordingly, the Mandate and Terms of Reference for the Nominating and Governance Committee requires that, when recommending individuals for appointment or election to the Board, the committee consider whether or not the candidate would contribute to the diversity in gender, age and ethnicity of the Board. Whether or not the candidate contributes to the diversity in gender, age and ethnicity of management will also be considered when executive officer appointments are made. To ensure that the Diversity Policy is effectively implemented, the Nominating and Governance Committee periodically assess its effectiveness and, if required, recommends changes.
Director Target
In December of 2018, the Board amended the Diversity Policy to include a written target of having not less than twenty percent (20%) of the directors of Baytex be women by year-end 2020. We met this target in September 2019 when Jennifer A. Maki was appointed to the Board. Assuming that all director nominees are elected at this year's meeting, two of eight (25%) of the directors on the Board will be women. We continue to explore ways to expand all aspects of the Board's diversity.
Management Diversity
Currently, none of the seven officers of Baytex is a woman, 7 of 24 (29%) of Baytex's non-executive management are women and 83 of 206 (40%) of our staff are women. At this time we do not collect data on other forms of diversity in our workplace. However, we are committed to having a diverse workplace in which women and other individuals of diverse backgrounds have the opportunity to succeed, and we are currently exploring further avenues to meet this commitment.

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SHAREHOLDER ENGAGEMENT
Regular Engagement
Baytex regularly conducts an active shareholder engagement program through a variety of means and has a shareholder engagement policy which is available on Baytex’s website www.baytexenergy.com.
Baytex communicates regularly with shareholders through annual and quarterly reports, news releases, its corporate responsibility report, through Baytex’s website www.baytexenergy.com and through other disclosure and regulatory documents filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Members of Baytex’s management team regularly attend investor conferences and meet with institutional shareholders. Baytex webcasts its annual shareholder meeting as well as its quarterly conference calls. In addition, investors may contact Baytex’s investor relations department by letter, e-mail or phone on a continuing basis.
Contacting the Board
The Board recognizes that it is important to communicate with shareholders, including organizations that represent or advise shareholders on matters of compensation and governance. Those shareholders, employees and other interested parties wishing to communicate directly with the Board on questions or concerns related to compensation and governance may do so through the Chair of the Board or the Chair of either the Human Resources and Compensation Committee or the Nominating and Governance Committee.
You can contact us by writing to Baytex Energy, 2800, 520 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, by email at investor@baytexenergy.com or by telephone at 1-800-524-5521.

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COMPENSATION DISCUSSION AND ANALYSIS

Letter from the Chair of the Human Resources and Compensation Committee
Fellow Shareholders,
In last year's information circular we detailed the substantial shareholder outreach undertaken by the Company and the improvements made to our compensation programs. Notwithstanding the improvement of our say-on-pay result to 92.13%, we remain focused on critically examining our compensation programs to ensure they align with the objectives of our compensation program which we believe are aligned with the best interests of our stakeholders.
2020 Decisions and Outcomes
The difficulties brought about by COVID-19 caused us to review our compensation programs mid-year to ensure they remained aligned with Baytex's objectives. After careful consideration, we made two changes:
•Salaries were reduced by 10% effective April 1st.
•We amended the Business Improvement objectives which comprise 20% of our short term incentive plan scorecard to prioritize financial sustainability and an effective COVID-19 response.
The remainder of our compensation programs remained unchanged as we felt the targets and objectives set at the beginning of the year remained appropriate for measuring performance.
At year-end when reviewing the Company's performance the following decisions were made:
•Executive bonuses, which were targeted to base salaries, were paid based on actual salary earned to account for the 10% salary rollback.
•A score of 0.91 (below a target of 1.00) was earned on the short term incentive award scorecard.
•A score of 0.5 (below a target of 1.00) was earned on the long term incentive award scorecard.
A substantial amount of the compensation granted to our executives is at risk (~79% for our CEO and an average of ~73% for the rest of our NEOs), the below target scores substantially impacted their pay opportunity. The objective is to provide our NEOs with a pay opportunity that is at the median of a peer group comprised of our competitors. However, in keeping with our objective to align pay with performance, if the Company does not reach its objectives the pay realized by the officers will be lower.
This was the second year in a row that a 0.5 score was earned on the long term incentive award scorecard and this will have a dramatic impact on the number of shares that the NEOs will receive from their performance share awards. In the case of our CEO, his share award grant is 80% performance share awards and, for 2020, his realized compensation was 54% of his reported compensation.
Looking Forward
Looking ahead to 2021, we have again set objectives and targets for the Company that are heavily weighted to objective and measurable financial and operational outcomes. We believe that success with respect to these objectives and targets will mean success for our stakeholders.
In addition, after taking into consideration the potentially dilutive impact of granting share awards at a lower share price, we introduced two changes for 2021.
•Restricted share awards have been replaced by incentive awards which are the same as restricted share awards except that they can only be settled through a cash payment.
•Performance share awards granted in 2021 will have a maximum payout multiplier of 1.5 (reduced from 2), limiting the number of shares that will be issued if the Company achieves its high end targets.

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We have also adjusted components of the 2021 compensation for our President & CEO and our Vice President, Light Oil to place their target compensation at the median for similar roles in our Compensation Peer Group and to reflect their time in the role and importance to the organization.
For further information on the structure of our compensation programs and the decisions we made for 2020, I would encourage you to continue reading this Executive Compensation section of the information circular.
Sincerely,
"Jennifer A. Maki"
Chair of the Human Resources and Compensation Committee

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COMPENSATION PROGRAM DESIGN
Compensation Committee
The HRC Committee is composed exclusively of independent directors and is responsible for reviewing matters relating to human resource policies and compensation program for Baytex. It has been delegated authority by the Board to review and establish program design, targets and total compensation for all of the officers and staff of Baytex in the context of the general and administrative expense budget which is approved by the Board. The HRC Committee meets at least twice annually with the President and Chief Executive Officer to review the compensation program and makes recommendations to the Board for approval.
The HRC Committee has established the following objectives for the compensation program:
•Attracting and retaining highly capable individuals.
•Compensation commensurate with performance.
•Aligning the interests of management and shareholders.
Compensation Risks
The upstream oil and gas business is very complex and highly competitive. It involves numerous known and unknown risks and uncertainties, many of which are beyond the control of management. In establishing the compensation program for Baytex, the HRC Committee's goal is to design a program that meets the objectives stated in the preceding section. The HRC Committee seeks to achieve this goal by:
•Aligning the compensation framework with our annual budget and operating plans and our long-term strategic plan so that corporate objectives are a key factor in assessing the performance of our executives and employees.
•Ensuring that a significant portion of short-term (annual cash bonuses) and long-term (share awards) incentive compensation is tied to corporate performance and, therefore, is at risk (not guaranteed) and variable year-over-year.
•Awarding a significant portion of long-term incentive compensation in the form of performance awards which, through the payout multiplier, provides a direct link to share price performance and the achievement of pre-determined goals set by the Board.
•Using a variety of measures to assess corporate performance, which are codified as targets in the scorecards for our short term and long term incentive compensation plans.
Named Executive Officers
For 2020, our named executive officers (NEOs) were:
•Edward D. LaFehr, President and Chief Executive Officer
•Rodney D. Gray, Executive Vice President and Chief Financial Officer
•Chad E. Lundberg, Vice President, Light Oil
•Kendall D. Arthur, Vice President, Heavy Oil
•Brian G. Ector, Vice President Capital Markets

How We Compensate Our Officers
Executive compensation at Baytex consists of four components: (1) base salary; (2) short-term incentive compensation (STIP); (3) long-term incentive compensation (LTIP); and (4) other benefits. Our compensation package includes both fixed and variable components in order to meet the objectives of our compensation philosophy.

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The HRC Committee benchmarks both total compensation granted and each compensation component for each NEO against the median compensation granted to similar officers in our compensation peer group (see "Benchmarking" below for a description of our compensation peer group). Granted compensation can vary from the median based on the officer's experience (including time in the role), responsibility and performance. Actual compensation earned then varies based on corporate and personal performance.
A significant portion of our NEO’s total compensation is contingent upon Baytex’s financial results, operating results and share price performance. The alignment of our pay programs with performance over short and long term periods is reviewed regularly. Through the plans described below, a significant portion of the compensation for all employees, including NEOs, is based on corporate performance, as well as industry-competitive pay practices.

Type	Component	Objective
Fixed - not at risk	Salary	Market competitive salary
Variable - at risk	Short Term Incentive Plan (STIP)	Annual cash reward based on annual corporate and individual performance
	Restricted Share Awards or Incentive Awards (LTIP) (1)	Alignment with shareholder interest
	Performance Share Awards (LTIP)	Alignment with with shareholder interest and corporate performance
Other Compensation	Benefits	Market competitive benefits
Note:
(1)    Incentive Awards function the same way as Restricted Share Awards but are settled for cash on the issue date and not shares. They were added to the NEO compensation program for 2021.

The following charts show the variable - at risk components of compensation relative to the salary and other compensation components of the reported compensation for our President and CEO and our other NEOs for 2020.
Salary
Salary is an important component of the overall compensation package for officers as it is usually the largest portion of annual cash compensation. The HRC Committee benchmarks the salaries for our officers with reference to the median of salaries paid to similar officers in our peer group (see

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"Benchmarking" below for a description of our compensation peer group). The HRC Committee also takes into account the officer's experience, responsibility and performance in determining their salary.
Short-Term Incentive Plan (STIP)
Short-term incentive compensation, paid in the form of an annual cash bonus, represents incentive or at risk compensation which serves to motivate and align performance with the Company's short-term objectives and shareholder interests. To assess annual performance, we use a series of performance measures that are established at the beginning of each performance year in our STIP scorecard. The goal of the STIP scorecard is to incentivize management to meet or exceed the Company's objectives for the year.
The performance measures in the STIP scorecard are arrived at, in part, using the Company's budget for the year. The targets for our operational performance measures can go up or down each year depending on the type and volume of activity anticipated. In some instances, particularly with the Health, Safety and Environment components of our scorecard, we review our performance from prior years and set targets with a goal of promoting further improvement or achieving new objectives.
Performance measures in the STIP scorecard are scored on a range of 0% to 200%. As a result, if performance for all measures is either at or below the bottom end of the range, the overall performance score would be 0% and if performance for all measures is at or above the top end of the range, the overall performance score would be 200%. However, if the total shareholder return for Baytex's common shares during the year is negative, the overall performance score is capped at 100%, regardless of performance.
In addition, each officer has an annual bonus target, expressed as a percentage of base salary. Individual targets vary, with more senior positions having proportionately more pay at risk, reflecting the nature and impact of their contributions. For each officer, the annual bonus target is multiplied by the overall performance factor generated by the STIP scorecard. The following table sets out the target, minimum and maximum bonuses as a percentage of salary for our officers, based on their individual targets and the ability of the overall performance score to range between 0% and 200%.

Role	Minimum Bonus % of Salary	Target Bonus % of Salary	Maximum Bonus % of Salary
CEO	0%	100%	200%
Executive Vice President	0%	80%	160%
Vice President	0%	55%	110%

This overall performance score multiplied by the annual bonus target is the primary factor considered by the HRC Committee in formulating its recommendation to the Board for establishing the bonuses for our officers. However, along with this mechanical calculation, the HRC Committee considers other factors such as personal performance, internal equity and overall market conditions.
Long-Term Incentive Plan (LTIP)
Our LTIP consists of the restricted and performance share awards issued pursuant to our shareholder approved Share Award Incentive Plan. Restricted share awards and performance share awards may be granted to the directors, officers, employees and other service providers of Baytex. The principal purposes of the share awards are to: (i) attract and retain the qualified staff that Baytex requires; (ii) promote a proprietary interest in Baytex; and (iii) focus management of Baytex on operating and financial performance and long-term total shareholder returns.
Restricted share awards entitle the holder to be issued the number of common shares designated in the restricted award with such common shares to be issued on dates determined by the HRC Committee.

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The issue dates are typically one third every twelve months following the grant date. The number of common shares to be issued on the applicable issue date for a restricted award is adjusted to account for the payment of dividends (if any) from the grant date to the applicable issue date. For 2021 we also added incentive awards, which function the same way as restricted awards, but are settled for cash on the issue date and not for shares.
Performance share awards entitle the holder to be issued the number of common shares designated in the performance award multiplied by a payout multiplier, with such common shares to be issued on dates determined by the HRC Committee. The issue dates are typically one third every twelve months following the grant date and the payout multiplier is dependent on the performance of Baytex relative to corporate performance measures for a particular period. The payout multiplier for those awards granted prior to December 31, 2018 can be one of: 0.0, 1.0, 1.5 or 2.0, for performance awards granted after January 1, 2019, the payout multiplier can also be 0.5.
Each performance share award has three vesting periods equal to one-third of the total grant. On vesting in the first year following the grant, the number of shares issued is determined by multiplying the number of shares underlying the portion of performance award vesting by the payout multiplier for the most recently ended year. On vesting in the second year following the grant, the number of shares issued is determined by multiplying the number of shares underlying the portion of the performance award vesting by the average of the payout multipliers for the two most recently ended years. On vesting in the third year following the grant, the number of shares issued is determined by multiplying the number of shares underlying portion of the performance award vesting by the average of the payout multipliers for the three most recently completed years. To see the calculation of the payout multipliers applied to the 2018, 2019 and 2020 performance share awards which vested and were issued in 2021 go to "Calculation of Payout Multipliers" on page 42. Notwithstanding that the payout multiplier for any year can be a 2.0, for performance awards granted in 2021, the payout multiplier has been capped at 1.5.
All share awards are exposed to the performance of the Company's share price between the grant date and the issue date. However, performance share awards have a greater exposure to the Company's performance as a multiplier is applied on vesting that can result in the officer receiving no shares (multiplier of 0.0) in the worst case scenario or double the shares (multiplier of 2.0) in the best case scenario. The applicable multiplier is driven by the Company's performance against a series of performance measures established annually by the HRC Committee.
The proportion of performance awards received by an officer relative to restricted awards increases with responsibility. The following table sets out the allocation of performance share awards and restricted share awards for our officer group.

Role	Performance Share Awards % of grant	Restricted Share Awards % of grant
CEO	80%	20%
Executive Vice President	75%	25%
Vice President	65%	35%
In addition, we amended our share award incentive plan at the end of 2020 so that for share award grants made in 2021 or later, officers who meet the retirement criteria will be eligible to retain all or a portion of their unvested share awards upon retirement. Previously only non-officers were able to retain share awards on satisfying the retirement criteria. Share awards retained in retirement will be issued in accordance with their original issue date schedule. This change was made to align the retiring officer's post-retirement financial interests with the on-going performance of the Company. The retirement criteria also requires that the officer provide six months written notice and enter into an agreement with the Company that includes non-competition and non-solicitation covenants.

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Other Benefits
The employment benefits provided to officers and employees are typical of those provided by participants in the Canadian oil and gas industry and include life, critical illness, and disability insurance and extended health and dental coverage. Officers also receive parking and certain perquisites.
Baytex has established a savings plan to assist its employees in meeting their savings goals. Under this plan, employees contribute a percentage of their gross salary to the plan each pay period. Baytex matches each employee's contributions to a maximum of 10% of their gross salary. The combined contributions are allocated by the employee to a RRSP, a spousal RRSP, a tax-free savings account or a non-registered investment account.
Peer Group Benchmarking
For Baytex to attract and retain qualified and experienced officers and employees, its overall compensation levels must be competitive with other participants in the Canadian oil and gas industry. To understand compensation practices in the marketplace management prepares, at the direction of the HRC Committee, a comparative compensation analysis for our officers and employees on an annual basis.
As part of the comparative compensation analysis, the HRC Committee is provided with (a) the results of an annual energy industry compensation survey conducted by Mercer Human Resources Consulting, an independent compensation consultant; and (b) a summary (based on publicly available information) of the compensation paid to the officers of an industry-specific peer group.
Our compensation peer group is designed to identify companies whose executives have accountability and skill sets nearest to our own. We use a larger group of companies as a comparator for relative total shareholder return comparison purposes, which is used as a performance measure in our LTIP Scorecard, as we acknowledge that, even if our operations aren't analogous, we compete for capital with a larger group of companies that are active in the oil and gas exploration industry.
Compensation Peer Group
Prior to the start of 2019, the HRC Committee reviewed a list of Canadian exploration and production companies that had the potential to be peers. These companies were then screened based on the following criteria: (i) within $2 billion of Baytex's enterprise value, (ii) estimated 2020 production greater than 50,000 boe/d, and (iii) estimated 2020 production of natural gas being less than 50% of total estimated production for 2020. Of the companies screened, 10 met at least two of the three criteria. The HRC Committee felt that this would result in too small of a peer group and added one larger company (Seven Generations Energy Ltd.) and one smaller company (TORC Oil & Gas Ltd.).
The compensation peer group was reviewed prior to the start of 2020 against the same criteria and the HRC Committee determined to retain the same compensation peer group for 2020 as was used in 2019.

2020 Compensation Peer Group
ARC Resources Ltd.	Paramount Resources Ltd.
Birchcliff Energy Ltd.	Peyto Exploration & Development Corp.
Crescent Point Energy Corp.	Seven Generations Energy Ltd.
Enerplus Corporation	TORC Oil & Gas Ltd.
MEG Energy Corp.	Vermilion Energy Inc.
NuVista Energy Ltd.	Whitecap Resources Inc.

The group of companies that we use as the comparator group to measure our relative total shareholder return is set out below. This is the same group we used in 2018 and 2019.

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2020 Shareholder Return Peer Group
Advantage Oil & Gas Ltd.	NuVista Energy Ltd.
ARC Resources Ltd.	Paramount Resources Ltd.
Baytex Energy Ltd.	Parex Resources Inc.
Birchcliff Energy Ltd.	Peyto Exploration & Development Corp.
Canadian Natural Resources	PrairieSky Royalty Ltd.
Crescent Point Energy Corp.	Seven Generations Energy Ltd.
Enerplus Corporation	Tamarack Valley Energy Ltd.
Ovintiv Inc. formerly EnCana Corporation	Tourmaline Oil Corp.
Freehold Royalties Ltd.	TORC Oil & Gas Ltd.
Gran Tierra Energy Inc.	Vermilion Energy Inc.
Kelt Exploration Ltd.	Whitecap Resources Inc.
MEG Energy Corp.
Equity Ownership - Officers
It is important for our executives to be aligned with shareholders through common share ownership. As such, our share ownership guidelines stipulate that our Chief Executive Officer is required to acquire and hold common shares having a value of at least three times his annual base salary and all other officers of the Company are required to acquire and hold common shares having a value of at least one times their annual base salary. In each case the ownership level is to be attained within a period of three years from the date of appointment. An officer meets these guidelines if either the market value or the adjusted cost base of their common shares exceeds their ownership guideline, we do not count share awards.
The following table sets out the, number of common shares held, the adjusted cost basis and ownership value guideline for each NEO who is currently employed by Baytex as at March 17, 2021.

Named Executive Officer	Principal Position	Common Shares Held	Adjusted Cost Basis ($)	Ownership Value Guideline ($)	Guideline Met (Y)
Edward D. LaFehr	President and CEO	1,120,561	2.42	1,725,000	Y
Rodney D. Gray	Executive Vice President and CFO	550,272	4.25	350,000	Y
Chad E. Lundberg	Vice President, Light Oil	270,363	2.06	275,000	Y
Kendall D. Arthur	Vice President, Heavy Oil	296,430	3.70	275,000	Y
Brian G. Ector	Vice President, Capital Markets	245,094	5.16	295,000	Y
Compensation Consultants and Advisors
We participated in an annual energy industry compensation survey conducted by Mercer Human Resources Consulting (an independent compensation consultant). In addition, the HRC Committee retained Hugessen Consulting Inc., an independent compensation consultant, to provide feedback on our compensation structure and executive compensation levels.

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Executive Compensation Related Fees ($)	2019	2020
Hugessen Consulting Inc.	49,647	15,165
All other fees - Mercer	13,692	9,766
Total	63,339	24,931
Clawback Policy
We have a clawback policy that applies to all of our executive officers. Under this policy, if there is an accounting restatement caused by misconduct, negligence or fraud, the Board can require that an executive officer reimburse the Company for all or part of the incentive compensation (cash or share based awards) earned by such executive officer. Additionally, if an executive officer is found to have engaged in intentional misconduct, fraud, theft or embezzlement, the Board may require the executive officer to reimburse all, or part, of the incentive compensation received by that officer in the previous twelve months, whether or not a restatement of the financial statements has occurred.
Anti-Hedging Policy
Our Disclosure, Trading and Confidentiality Policy prohibits directors, officers, employees and individual consultants or contractors from shorting our stock. The policy specifies a prohibition on purchasing financial instruments (e.g. prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such individuals.
2020 COMPENSATION DECISIONS AND PERFORMANCE ASSESSMENT
In establishing compensation levels, the HRC Committee first assesses performance at the corporate level and then assesses the individual performance of the President and Chief Executive Officer along with each of the other officers. The Chair of the Board assists the HRC Committee with the performance assessment of the President and Chief Executive Officer. The President and Chief Executive Officer assists the HRC Committee with the performance assessment of the other officers.
Base Salaries
The HRC Committee met in December 2019 to establish base salaries for 2020. Factors considered by the HRC Committee included corporate and individual performance, the current environment for the oil and gas industry, competitive factors in the local marketplace and recent share price performance. As a result the salaries of our NEOs were held flat in 2020. Due to market conditions salaries were reduced by 10% from April 1, 2020 through to year-end.
Short-Term Incentive Plan (STIP)
The HRC Committee assessed the Company's 2020 performance relative to the short-term incentive plan scorecard. For 2020 the HRC Committee paid a portion of the annual bonuses on December 31 based on an initial estimate and the remainder (after confirmation of year-end results) is to be paid on March 31, 2021.

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2020 STIP Scorecard
As described in the information circular last year, we made significant changes to our STIP scorecard for 2020.
•We added new financially based targets:
◦Free Cash Flow (10%)
◦Adjusted Funds Flow per Share (10%)
◦Return on Capital Employed (10%)
•We supplemented our HSE targets by adding a GHG emissions intensity reduction target.
•Provided clear objectives for the subjectively assessed Business Improvement (20%) measure under the following headings:
•Operational Optimization and Technical Development
•Technology Implementation
•Workplace Engagement
In response to the COVID-19 pandemic, the HRC Committee reviewed the continued effectiveness and relevance of the 2020 STIP Scorecard. Following this review, the HRC Committee decided to leave all non-discretionary objectives, accounting for 80% of the scorecard, unchanged. However, the HRC Committee did approve a revision to the discretionary objectives (comprising 20% of the scorecard). The HRC Committee felt that the challenges created by COVID-19 and the decrease in oil prices necessitated a change in management focus from the beginning of the year and that this was an effective means by which to acknowledge the changed situation without foregoing the Company's objectives.

2020 STIP Scorecard Assessment
2020 was an extremely challenging year which the Company responded to efficiently and effectively resulting in a wide range of performance on the various scorecard measures and an overall score of 0.91. An assessment of each measure in the 2020 STIP scorecard is set out below.
Health, Safety and Environment
•We had an outstanding year. Of particular note, this was the first year that we incorporated a GHG intensity reduction target into our scorecard. We were very successful on this front as the GHG emission intensity of our operations was reduced by 36%, which exceeded our high end target and scored 2.0. We also exceeded the high end of each target and scored 2.0 on the other measures in this category of the scorecard, except for time injury frequency where we were just below our high end target and scored 1.8.
Operational
•Due to shut-ins and reduced capital spending, production of 79,781 boe/d was below the low end target and scored 0.0.
•The reduction in our capital budget resulted in exploration and development expenditures of $280 million, far below the low end target and scored 2.0.
•Despite the reduction in production our per boe controllable cash costs was another area where we had success this year. Our operating costs and general and administrative expenses were both below our low end target and scored 2.0.
•With drastically reduced capital spending and lower pricing resulting in lower operating netbacks we did not meet our low end target for PDP recycle ratio and scored a 0.0.
Financial
•Notwithstanding the crash in oil prices, our efforts to reduce capital spending and control costs resulted in the generation of $18 million of free cash flow on the year, scoring a 0.2, just above our low target.
•Adjusted funds flow per share fell below our low end target and scored 0.0.

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•Adjusted return on capital fell below our low end target and scored 0.0.
Business Improvement
•The HRC Committee assessed the Company's performance with respect to "Business Improvement" and awarded a score of 1.5. The HRC Committee set out several specific objectives under the headings below and the specific achievements recognized under those headings were:
◦Operational Optimization and Technical Development
▪Captured significant operating cost savings.
▪Demonstrated execution capability on the drilling and completion of Duvernay wells.
▪Material production volumes shut-in and restarted in response to changing oil prices.
▪Delivered a substantial number of tuck-in and bolt-on A&D transactions.
◦Financial Optimization
▪Maintained significant credit capacity (~$400 million) and liquidity (>$300 million).
▪Maximized adjusted funds flow with WTI averaging $39.40 on the year.
◦Retention, development and culture initiatives which enhance workplace engagement
▪Effective response to COVID-19 with no workplace transmission and a successful transition to work from home.
▪Maintained strong leadership and workforce connection throughout the year.
▪Leading HSE indicators now applied across all operations, driving continued HSE performance.
Total Shareholder Return
•Our total shareholder return on the year was negative and so the maximum score was capped at 1.0.

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2020 STIP Scorecard
Performance Measures	Weighting	Target	Result	Score	Performance Factor
Health, Safety and Environment (10%)
Total Recordable Incident frequency (1)	2.5%	0.80	0.39	2.0	5.0
Lost time injury frequency (2)	2.5%	0.30	0.20	1.8	4.6
Spills to the environment (bbls)	2.5%	2,250	1,124	2.0	5.0
GHG Emissions Intensity (tC02e/boe)	2.5%	20%	36%	2.0	5.0
Corporate (40%) (3)
Production (boe/d)	10%	95,000	79,781	0.0	0.0
E&D Expenditures ($MM)	10%	550	280	2.0	20.0
Controllable cash costs (10%)
Operating Costs ($/boe)	7.5%	11.75	11.35	2.0	15.0
G&A ($/boe)	2.5%	1.25	1.17	2.0	5.0
PDP recycle ratio (excluding acquisitions) (4)	10%	1.25	0.42	0.0	0.0
Financial (30%) (3)
Free cash flow ($MM)	10%	100	18	0.2	2.0
Adjusted funds flow per share ($)	10%	1.16	0.56	0.0	0.0
Adjusted return on capital	10%	5%	0%	0.0	0.0
Business Improvement	20%	1	1.5	1.5	30.0
Initial Score (5)					0.91
Total Shareholder Return	Negative for the year				n/a
Overall Performance Score					0.91
Notes:
(1)    Total Recordable Injury Frequency represents the number of recordable injuries per 200,000 hours worked.
(2)    Lost Time Injury Frequency represents the number of lost time injuries per 200,000 hours worked.
(3)    See "Schedule C - Advisory Statements".
(4)    PDP recycle ratio is calculated as Operating Netback divided by F&D costs for our proved developed producing reserves.
(5)    May not add due to rounding.

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Long-Term Incentive Plan (LTIP)
Our long-term incentive plan is designed to pay for performance, attract and retain qualified employees and promote alignment with shareholders. In December 2019, the HRC Committee approved the annual grant of awards under the Share Award Incentive Plan for 2020. These share awards were granted in January 2020.
The following table details the restricted and performance awards granted to each of the NEOs during 2020.

Current Officers	Restricted Awards (#)	Performance Awards (#)	Performance Awards as % of Total Award (%)
Edward D. LaFehr	226,667	906,667	80
Rodney D. Gray	183,333	550,000	75
Chad E. Lundberg	128,333	238,334	65
Kendall D. Arthur	128,333	238,333	65
Brian G. Ector	105,000	195,000	65
2020 LTIP Scorecard
As described in the information circular last year, we retained the same performance measures for 2020 that we used in 2019. However, we did change the weighting of the performance measures in our LTIP Scorecard for 2020 to increase the importance of total shareholder return.
•The weighting of relative total shareholder return was increased to 60% from 50%.
•The weighting of proved plus probable reserves recycle ratio was reduced to 20% from 25%
•The weighting of development and executive of the strategic plan was reduced to 20% from 25%.
We also provided management written objectives for the development and execution of the strategic plan and ensured that they did not overlap with the Business Improvement measure in the STIP scorecard.
Our LTIP scorecard for performance share awards in 2020 includes two trailing measures: (i) three year relative total shareholder return; and (ii) three year proved plus probable recycle ratio. As our performance share awards vest equally each year over a period of three years, the calculation of the payout multiplier for the first two vestings will include performance from years which occurred prior to the grant date. We reviewed potential changes to the performance measures and the vesting schedule and decided to retain the current system. This was done for two main reasons:
•If we adopted a fully forward looking plan, the recipients of the performance share awards would get to 're-start' their performance periods. In the case of the shareholder return measure that change would result in the recipients 'losing' poor share price performance from prior years and in the case of the recycle ratio, the recipients would lose positive performance.
•Our CEO and the majority of our officer team have been with Baytex for three or more years and we did not think it was appropriate to change the structure of our performance share awards at this juncture.
None of the LTIP scorecard measures or targets were changed during the year, in response to COVID-19 or otherwise.

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2020 LTIP Scorecard Assessment
In December 2019, the HRC Committee established the performance measures listed in the table below (and the weighting of each measure) for purposes of calculating the 2020 payout multiplier. Our relative share price performance for the year was poor. This was offset in part by a strong result on our three year reserves development measure and above target performance with respect to Development and Execution of Strategic Plan. As the majority of the scorecard (60%) is driven by relative shareholder return, the poor performance on these measures drove an overall score of 0.54.
The HRC Committee assessed Baytex's performance for 2020 against the the LTIP scorecard as follows.
Relative Shareholder Return (1-year)
•Our share price performance was fourth quartile relative to our 2020 Shareholder Return Peer Group, resulting in a score of 0.0 on this measure.
Relative Shareholder Return (3-year)
•Our share price performance was fourth quartile relative to our 2020 Shareholder Return Peer Group, resulting in a score of 0.0 on this measure.
Proved plus Probable (2P) Recycle Ratio (3-year)
•A 3-year 2P recycle ratio of 1.41 was in between target and our high end target resulting in a score of 1.2.
Development and Execution of Strategic Plan
•The HRC Committee assessed the Company's performance with respect to this measure and awarded a score of 1.5. Specific achievements noted were:
◦We completed a significant refinancing, issuing US$500 million of senior unsecured notes due in 2027 and retiring US$400 million of senior unsecured notes due in 2021 and $300 million of senior unsecured notes due in 2022. In addition, we extended the maturity date of our credit facilities to 2024 and the Company's next long term debt maturity is not until 2024.
◦Completion of 3 transactions each having a net preset value of greater than $10 million that are expected to add, based on our internal assessment 76 net risked drilling locations. These transactions provided meaningful exposure to a potential Clearwater play and consolidated certain lands in our Lloydminster and Duvernay operating areas.

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2020 LTIP Scorecard
Performance Measures(1)	Results / Quartile Ranking	Score	Weighting	Result
1-year Total Shareholder Return (2)	Baytex's 1-year TSR of -63.14% was in the fourth quartile of our shareholder return peer group.	0.00	30%	0.00
3-year Total Shareholder Return (2)	Baytex's 3-year TSR of -81.7% was in the fourth quartile of our shareholder return peer group.	0.00	30%	0.00
3-year 2P recycle ratio (3)(4)	Baytex's 3-year 2P recycle ratio of 1.41 was above the target 1.25 but below the top end target of 1.75.	1.41	20%	0.24
Development and execution of strategic plan	The HRC Committee evaluated management's performance.	1.50	20%	0.30
Overall Score				0.54
2020 Payout Multiplier for 2020 Performance Awards (5)				0.5x
2020 Payout Multiplier for 2019 Performance Awards (5)				0.5x
2020 Payout Multiplier for 2018 Performance Awards (6)				1.0x
Notes:
(1)    All performance measured January 1 to December 31.
(2)    Total Shareholder Return determined relative to the 2020 Shareholder Return Peer Group.
(3)    Three year 2P recycle ratio is calculated as Operating Netback divided by F&D costs for our proved plus probable reserves over a three year period.
(4)    See "Schedule C - Advisory Statements".
(5)    For performance share awards granted after January 1, 2019 a 0.5 multiplier was added, as a result the overall score is rounded to the nearest multiplier of: 0.0, 0.5, 1.0, 1.5 or 2.0.
(6)    For the 2018 performance share awards the overall score is rounded to the nearest multiplier of: 0.0, 1.0, 1.5 or 2.0.
Calculation of Payout Multipliers
As a result of the determination of the 2020 Payout Multipliers, with respect to the 2018, 2019 and 2020 performance share awards, the known payout multipliers for vested performance awards and ranges of potential payout multipliers for unvested performance awards are set out below.

2020 Performance Share Awards	2021 Vesting	2022 Vesting	2023 Vesting
2020 Payout Multiplier	0.5	0.5	0.5
2021 Payout Multiplier	n/a	TBD	TBD
2022 Payout Multiplier	n/a	n/a	TBD
Applied Payout Multiplier	0.5	TBD (min 0.25x - max 1.25x)	TBD (min 0.17x - max 1.5x)

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2019 Performance Share Awards	2020 Vesting	2021 Vesting	2022 Vesting
2019 Payout Multiplier	0.5	0.5	0.5
2020 Payout Multiplier	n/a	0.5	0.5
2021 Payout Multiplier	n/a	n/a	TBD
Applied Payout Multiplier	0.5	0.5	TBD (min 0.33x - max 1.00x)

2018 Performance Share Awards	2019 Vesting	2020 Vesting	2021 Vesting
2018 Payout Multiplier	1	1	1
2019 Payout Multiplier	n/a	1	1
2020 Payout Multiplier	n/a	n/a	1
Applied Payout Multiplier	1	1	1
Impact of Payout Multiplier
The impact of the payout multiplier on the number of shares issued to our President and CEO upon vesting is significant. Below is an illustration of the difference between the vesting opportunity, target vesting and the vesting actually realized.

Notes:
(1)    Opportunity shows the number of shares Mr. LaFehr would have been issued on vesting of his shares awards in 2021 if the payout multipliers for his performance awards had been a 2.0.
(2)    Target shows the number of shares Mr. LaFehr would have been issued on vesting of his shares awards in 2021 if the payout multipliers for his performance awards had been a 1.0.
(3)    Realized shows the actual number of shares issued to Mr. LaFehr on vesting of his share awards in 2021.

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General and Administrative Expenses
As an additional check on the reasonableness of overall compensation at Baytex, the HRC Committee reviews our general and administrative costs per unit of production. Over the the last three years Baytex has shown substantial improvement in its general and administrative costs per unit of production.

	2018	2019	2020
General and Administrative expense - full year ($ per boe)	1.56	1.28	1.17

Cost of Management Ratios
The cost of management ratios below provide another reference point with which to assess compensation paid to our NEOs. The table below shows the reported compensation awarded to our NEOs as a percentage of cash flow from operations for each year and on a per boe basis. Despite an absolute decrease in the amount paid to our NEO's this year, our lower production and cash flows meant that NEO compensation increased on a per unit basis.

	2018	2019	2020
Total NEO compensation ($) (1)	9,208,400	7,558,250	7,325,713
Cash flow from operations	485,322,000	834,939,000	353,096,000
Annual Production (boe/d)	80,458	97,680	79,781
Cost of management ratio (% of cash flow)	1.90%	.91%	2.07%
Cost of management ratio ($ per boe)	0.31	0.22	0.25
Notes:
(1)    Total NEO compensation has been normalized to include only those five NEOs who remained with the Company at the end of each year.
Performance Graph
The following graph presents the five-year cumulative total return from an investment of $100 in each of Baytex, the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Composite Index and the S&P 500 Index on December 31, 2014, assuming reinvestment of dividends.

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Reported vs. Realized Compensation

The variance between reported compensation and realized compensation reflects the exposure of our officers to the impact of changes to our share price. The following table illustrates the difference between the reported pay and the realized pay of our currently employed NEOs for the last three years.

Name and Principal Position	Year	Total Reported "As Granted" Compensation ($) (1)	Total Realized Compensation ($) (2)	Realized vs. Reported Compensation ($)	Realized as a Percentage of Reported Compensation
Edward D. LaFehr President and Chief Executive Officer	2020	2,795,063	1,513,821	(1,281,242)	54%
	2019	2,763,750	1,829,129	(934,621)	66%
	2018	3,243,500	2,568,590	(674,910)	79%
Rodney D. Gray Executive Vice President and Chief Financial Officer	2020	1,716,125	893,916	(822,209)	52%
	2019	1,695,000	1,027,233	(667,767)	61%
	2018	1,996,950	1,564,116	(432,834)	78%
Chad E. Lundberg Vice President, Light Oil Business Unit	2020	954,550	542,921	(411,629)	57%
	2019	1,096,000	911,701	(184,299)	83%
	2018	825,408	466,027	(359,381)	56%
Kendall D. Arthur Vice President, Heavy Oil	2020	969,812	549,131	(420,681)	57%
	2019	972,500	596,747	(375,753)	61%
	2018	992,500	763,044	(229,456)	77%
Brian G. Ector Vice President, Capital Markets	2020	890,163	565,190	(324,973)	63%
	2019	884,500	654,831	(229,669)	74%
	2018	1,034,500	882,813	(151,687)	85%
Notes:
(1)    Represents the total compensation received by the officer as reported in the Summary Compensation Table for the applicable year.
(2)    Represents the income included in the Summary Compensation Table that is reported as income on the officer's tax slip for the applicable year, adjusted so that realized compensation includes the annual bonus in the year it was earned.

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EXECUTIVE COMPENSATION TABLES
The following table sets forth information concerning the compensation paid to all of our Named Executive Officers for the three most recently completed financial years.

Summary Compensation Table ($)
Name and Principal Position	Year	Salary	Share-based Awards (1)	Non-equity Annual Incentive Plan (2)	All Other Compensation (3)	Total Compensation
Edward D. LaFehr President and Chief Executive Officer	2020	531,875	1,700,000	510,000	53,187	2,795,062
	2019	575,000	1,700,000	431,250	57,500	2,763,750
	2018	575,000	1,772,250	838,750	57,500	3,243,500
Rodney D. Gray Executive Vice President and Chief Financial Officer	2020	323,750	1,100,000	260,000	32,375	1,716,125
	2019	350,000	1,100,000	210,000	35,000	1,695,000
	2018	350,000	1,146,750	465,200	35,000	1,996,950
Chad E. Lundberg Vice President, Light Oil Business Unit	2020	240,500	550,000	140,000	24,050	954,550
	2019	260,000	450,000	120,000	266,000	1,096,000
	2018	84,462	450,000	42,500	248,446	825,408
Kendall D. Arthur Vice President, Heavy Oil	2020	254,375	550,000	140,000	25,438	969,813
	2019	275,000	550,000	120,000	27,500	972,500
	2018	275,000	521,250	168,750	27,500	992,500
Brian G. Ector Vice President, Capital Markets	2020	272,875	450,000	140,000	27,288	890,163
	2019	295,000	450,000	110,000	29,500	884,500
	2018	295,000	521,250	188,750	29,500	1,034,500
Notes:
(1)    This column shows the total compensation value that was awarded as restricted share awards and performance share awards. The actual value realized pursuant to such restricted share awards and performance share awards may be greater or less than the indicated value. See "Schedule B - Share Award Incentive Plan" for a description of the features of these awards.
    For share-based awards, the actual number of share awards granted to the NEOs was determined by dividing the intended dollar amount of the grant by the volume weighted average trading price of the common shares on the TSX for the five trading days preceding the grant date. The grant date fair value in 2020 was $1.50 on January 28, 2020 and $2.65 on January 18, 2019. For share-based awards granted in 2018 a fixed number of share awards were granted. The grant date fair values on January 18, 2018 was $4.17 and $3.71 on August 23. The grant date fair value presented for these awards is consistent with the fair value used for accounting purposes.
(2)    For 2020 and 2019, represents the annual cash bonus earned for the year that was paid, in part, December 31 with the remainder paid or to be paid on March 31 of the following year. For 2018, represents both the annual bonus earned for 2018 and paid December 31, 2018 and a transaction bonuses associated with the Raging River merger of $350,000 for Mr. LaFehr, $200,000 for Mr. Gray, $20,000 for Mr. Arthur and $40,000 for Mr. Ector paid in August 2018.
(3)    The amounts shown in the table above represent Baytex's matching contributions to the employee savings plan. The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total salary for the financial year. Mr. Lundberg received a $480,000 retention bonus in connection with the Raging River merger in 2018, paid 50% in August 2018 and 50% in March 2019.

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Outstanding Share-based Awards
The following table sets forth for each Named Executive Officer all share-based awards outstanding as at December 31, 2020. We do not grant option-based awards.

Current Officers	Number of shares-based awards that have not vested (#)		Market or payout value of share-based awards that have not vested (1) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Edward D. LaFehr	326,369 1,305,473	RA PA	828,909	n/a
Rodney D. Gray	263,974 791,922	RA PA	552,757	n/a
Chad E. Lundberg	175,031 325,058	RA PA	271,205	n/a
Kendall D. Arthur	184,052 341,808	RA PA	284,759	n/a
Brian G. Ector	151,914 282,124	RA PA	235,599	n/a
Note:
(1)    Calculated by multiplying the number of restricted awards (RA) and performance awards (PA) by the closing price of the common shares on the TSX on December 31, 2020 ($0.69). For outstanding performance awards the calculation takes into account payout multipliers already determined and assumes future payout multipliers of 1.0.
Incentive Plan Awards – Value Vested or Earned during the Year
The following table sets forth for each Named Executive Officer the value of share-based awards that vested during the year ended December 31, 2020 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2020.

Current Officers	Share-based Awards (1) ($)	Non-equity Annual Incentive Plan (2) ($)
Edward D. LaFehr	461,736	510,000
Rodney D. Gray	307,230	260,000
Chad E. Lundberg	148,367	140,000
Kendall D. Arthur	143,093	140,000
Brian G. Ector	138,249	140,000
Notes:
(1)    Calculated by multiplying the number of common shares received upon the conversion of the restricted awards and the performance awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the issue date. The payout multiplier for performance share awards granted in 2017 and 2018 that vested during 2020 was 1.0x. The payout multiplier for performance share awards granted in 2019 that vested during 2020 was 0.5x.
(2)    Represents the annual cash bonus earned for 2020 that was paid, in part, December 31, 2020 with the remainder to be paid on March 31, 2021.
The values in this table for share-based awards differ from the values shown in the Summary Compensation Table above as this table shows the value of the share awards that vested during the year, whereas the values reported in the Summary Compensation Table represent an estimate of the fair value of awards granted during the year.
Pension Plan Benefits
We do not have any pension plans for our employees.

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Employment Contracts
Baytex does not have employment agreements with its NEOs. However, Baytex does have change of control agreements. The change of control agreements only apply if the double trigger change of control requirements set out in the agreement are satisfied. In all other circumstances, the Named Executive Officers' entitlements would be based on the common law, statute and the rights granted to such individuals under the Share Award Incentive Plan.
In order for the change of control agreements to be triggered, there has to be: (i) a change of control of Baytex, and (ii) within six months of the change of control, the NEO must subsequently be terminated, demoted to a level of responsibility and compensation below that immediately prior to the change of control or relocated to a location other than Calgary, Alberta, without their consent.
The following table sets forth the estimated incremental payments that would be made to each of the NEOs following a change of control and termination of employment.

Current Officers	Severance Period (months)	Salary (1) ($)	Bonus (2) ($)	Benefits and Perquisites (3) ($)	Share Award Value (4) ($)	Total Incremental Payment ($)
Edward D. LaFehr	24	1,150,000	941,250	172,500	828,909	3,092,659
Rodney D. Gray	24	700,000	470,000	105,000	552,757	1,827,757
Chad E. Lundberg	18	390,000	195,000	58,500	271,205	914,705
Kendall D. Arthur	18	412,500	195,000	61,875	284,759	954,134
Brian G. Ector	18	442,500	187,500	66,375	235,599	931,974
Notes:
(1)    Determined based on the NEO's monthly salary (without applying the 10% deduction) as at December 31, 2020.
(2)    Determined based on the average of the annual cash bonus awarded to the NEO for the two calendar years prior to the change in control, 2019 and 2020 in this chart.
(3)    Equal to 15% of the amount owed in respect of salary in lieu of benefits.
(4)    The amounts shown in the table are calculated by multiplying the number of restricted awards and performance awards held by the NEO on December 31, 2020 by the closing price of the common shares on the TSX on December 31, 2020 ($0.69). For outstanding performance awards the calculation takes into account payout multipliers already determined and assumes future payout multipliers of 1.0.
Directors and Officers - Insurance and Indemnity Agreements
We maintain directors' and officers' liability insurance coverage for losses to Baytex if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects us against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Baytex. All of our directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance in 2020 was $1,324,133.
In addition, we have entered into industry standard indemnity agreements with each of our directors and officers pursuant to which we have agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform to the provisions of the Business Corporations Act (Alberta).

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Securities Authorized for Issuance under Equity Compensation Plans
Our only active compensation plan under which share awards are being granted that would allow additional equity securities of Baytex to be issued is our LTIP, which consists of the Share Award Incentive Plan. This plan reserves for issuance a maximum of 3.8% of the issued and outstanding common shares at any given time. The Share Award Incentive Plan is described in the Executive Compensation section of this Information Circular. Also see "Schedule B – Baytex Share Award Incentive Plan".
Pursuant to the merger with Raging River, we became the successor to Raging River under Raging River's Legacy Plans. Although no new grants will be made under the Legacy Plans, holders of options and share awards granted under the Legacy Plans are entitled to receive our common shares on the exercise of such options and settlement of such awards in such number and, in the case of options, at such exercise prices, as to reflect the exchange ratio under the merger with Raging River. In the case of performance based awards, the payout multiplier was fixed at 1x. See "Schedule C - Legacy Long Term Incentive Plans" for further information with respect to these plans.
The following table outlines all compensation plans under which equity securities of Baytex are authorized for issuance as of December 31, 2020

	Number of Common Shares to be Issued Upon Exercise of Options or Settlement of Share Awards	Weighted average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the equity compensation plans
LTIP - Share Award Incentive Plan(1)	7,488,913	n/a	13,837,727
Raging River option plans (2)	265,880	$5.40	n/a
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total (4)	7,754,793		13,837,727
Notes:
(1)    The number of common shares issuable pursuant to the Share Award Incentive Plan does not include dividend equivalents (if any) on the underlying awards. For outstanding performance awards the shares issuable takes into account payout multipliers already determined and assumes future payout multipliers of 1.0.
(2)    With respect to the 265,880 options outstanding as at December 31, 2020, all such options expire on May 5, 2021.
Additional Information
The following table shows the number of common shares issuable to all directors, officers, employees and other service providers of Baytex and its subsidiaries pursuant to the Share Award Incentive Plan as at December 31, 2020.

Common Shares issuable as at December 31, 2020
LTIP - Share Award Incentive Plan (1)	#	% (2)
Restricted Awards	4,121,568
Performance Awards	3,367,345
Total (3)	7,488,913	1.33
Notes:
(1)    The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents (if any) on the underlying awards. For outstanding performance awards the shares issuable takes into account payout multipliers already determined and assumes future payout multipliers of 1.0. If future payout multipliers for the performance awards are 2.0, the total number of common shares issuable would increase to 8,995,187 which represents 1.60% of the issued and outstanding common shares as at December 31, 2020.

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(2)    Based on the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2020, being 561,227,367.
(3)    Does not include 265,880 options previously granted under the Raging River option plan (after adjusting the quantity of options outstanding based on the exchange ratio for the merger with Raging River), which were outstanding as at December 31, 2020 and, if included, would increase the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2020 to 1.38%.
The following table summarizes the burn rate associated with the Share Award Incentive Plan over the last three years.

Period	Share Awards Granted (1)		Weighted Average Common Shares Outstanding	Burn Rate (2)
	Restricted	Performance
2018	2,792,604	2,591,486	351,541,166	1.53%
2019	3,184,266	3,244,811	557,048,365	1.15%
2020	4,121,568	4,087,928	561,227,367	1.46%
Three year average				1.38%
Notes:
(1)    Does not include 265,880 options previously granted under the Raging River option plan (after adjusting the quantity of options outstanding based on the exchange ratio for the merger with Raging River) which were outstanding as at December 31, 2020.
(2)    The Burn Rate for a given period is calculated by dividing the number of share awards granted during such period by the weighted average number of common shares outstanding during such period.

OTHER INFORMATION
Interest of Certain Persons or Companies in Matters to be Acted Upon
Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, except as disclosed herein.
Other matters
Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.
Interest of Informed Persons in Material Transactions
There were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since the beginning of our last financial year, or in any proposed transaction, which has affected or would materially affect us.
Additional Information
Our financial information is provided in our audited consolidated financial statements for the year ended December 31, 2020 and the related management's discussion and analysis of operating and financial results, which are contained in our 2020 annual report. Our annual information form also contains disclosure relating to our Audit Committee and the fees paid to our external auditors in 2020. Copies of our annual report, annual information form, subsequent interim financial statements and this information circular may be obtained on request without charge from the Corporate Secretary of Baytex Energy Corp. at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, telephone (587) 952-3000. These documents and other information relating to us are accessible on the SEDAR website at www.sedar.com.

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SCHEDULE A
BOARD OF DIRECTORS
MANDATE AND TERMS OF REFERENCE

ROLE AND OBJECTIVE
The Board of Directors (the "Board") of Baytex Energy Corp. (the "Corporation") is responsible for the stewardship of the Corporation and any other subsidiary entities of the Corporation. In this Mandate and Terms of Reference, the Corporation and its subsidiary entities are collectively referred to as "Baytex". In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Baytex.
The objectives of the Board are to:
•in consultation with the President and Chief Executive Officer of the Corporation (the "CEO"), define the principal objectives of Baytex;
•supervise the management of the business and affairs of Baytex with the goal of achieving the principal objectives of Baytex;
•discharge the duties imposed on the Board by applicable laws; and
•for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.
MEMBERSHIP
1.    The Board shall be comprised of not less than three members, a majority of whom are "independent" directors (within the meaning of National Instrument 58-101 "Disclosure of Corporate Governance Practices").
2.    The shareholders of the Corporation are entitled to nominate for election all of the members of the Board, to hold office until the close of the next annual meeting, by a vote at a meeting of shareholders. In accordance with the articles and by-laws of the Corporation, the members of the Board then in office have the authority to appoint additional directors and fill vacancies on the Board.
3.    The members of the Board should have or obtain sufficient knowledge of Baytex and the oil and gas business to assist in providing advice and counsel on relevant issues.
4.    Board members should offer their resignation from the Board to the Chair of the Board (the "Chair") following a change in personal circumstances which would reasonably interfere with their ability to serve as a Board member or reflect poorly on Baytex (for example, finding by a Court of fraud or conviction under the Criminal Code or securities legislation).
RESPONSIBILITIES
Without limiting the generality of the foregoing, the Board will perform the following duties:
Strategic Direction and Capital and Financial Plans
1.    Require the CEO to present annually to the Board a strategic plan and annual operating and capital plans for Baytex's business, which plans must:

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(a)    be designed to achieve Baytex's principal objectives;
(b)    identify the principal strategic and operational opportunities and risks of Baytex's business; and
(c)    be approved by the Board as a precondition to the implementation of such plans.
2.    Review Baytex's progress towards the achievement of the goals established in the strategic, operating and capital plans and, if necessary, revise and alter such plans in light of changing circumstances.
3.    Approve acquisitions and dispositions in excess of expenditure limits established by the Board.
4.    Monitor the appropriateness of Baytex's capital structure, including:
(a)    approving the borrowing of funds and the establishment of credit facilities; and
(b)    approving issuances of additional shares or other securities of the Corporation, including securities convertible into shares, to the public and any offering documents, such as prospectuses.
5.    Approve the cash dividends to be paid on the shares of the Corporation.
6.    Approve all matters relating to a take-over bid for the securities of the Corporation.
Finances and Controls
1.    Identify the principal risks of Baytex's business, take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks and periodically evaluate the appropriateness of such systems.
2.    Ensure systems are in place for the implementation and maintenance of the integrity of Baytex's internal control and information systems, including maintenance of all required records and documentation.
3.    In consultation with the CEO, establish the limits of management's authority and responsibility in conducting Baytex's business.
4.    In consultation with the CEO, establish a disclosure policy for Baytex with the objective of ensuring that all financial information made public by the Corporation (including its annual and interim financial statements) is accurate and complete and fairly presents its financial position and performance.
5.    Ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis.
6.    Ensure that information relating to the Corporation's oil and natural gas activities is prepared and disclosed in accordance with applicable securities laws.
7.    In consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Baytex and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards.
8.    Require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Baytex and its officers and employees.
9.    Approve any material contracts to be entered into by Baytex.

10.    Recommend to the shareholders of the Corporation a firm of chartered accountants to be appointed as its auditors.
Human Resources
1.    Monitor overall human resources policies and procedures, including compensation and succession planning.
2.    Develop a position description for the CEO.
3.    Appoint the CEO and determine the terms of the CEO's employment with Baytex.
4.    Evaluate the performance of the CEO at least annually.
5.    In consultation with the CEO, appoint all officers of the Corporation and approve the terms of each officer's employment.
6.    Develop a system under which succession to senior management positions will occur in a timely manner.
7.    Approve any proposed significant change in the management organization structure of Baytex.
8.    Approve all retirement plans for officers and employees of Baytex.
9.    Review annually the adequacy and form of the compensation of directors.
Governance
1.    Develop position descriptions for the Chair of the Board and, if applicable, the Lead Independent Director.
2.    Select nominees for election to the Board.
3.    Facilitate the continuity, effectiveness and independence of the Board by, amongst other things:
(a)    appointing a Chair and, if applicable, Lead Independent Director of the Board;
(b)    appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;
(c)    defining the mandate and terms of reference for each committee of the Board;
(d)    developing a position description for the chair of each committee of the Board;
(e)    ensuring that processes are in place and are utilized to assess the effectiveness of the Chair or the Board, Executive Chair or the Board and the Lead Independent Director of the Board, as applicable, the Board as a whole, each committee of the Board and each director; and
(f)    establishing a system to enable any director to engage an outside adviser at the expense of the Corporation.
4.    Review annually the composition of the Board and its committees.
General
1.    The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

2.    The Board shall have the authority to review any corporate report or material and to investigate any activity of Baytex and to request any employees to cooperate as requested by the Board.
MEETINGS AND ADMINISTRATIVE MATTERS
1.    At all meetings of the Board every question shall be decided by a majority of the votes cast. In case of an equality of votes, the chair of the meeting shall be entitled to a second or casting vote.
2.    The Chair (or Executive Chair) shall preside at all meetings of the Board, unless the Chair (or Executive Chair) is not present, in which case the Lead Independent Director shall act as chair for purposes of the meeting.
3.    A quorum for meetings of the Board shall be a majority of its members. The rules for calling, holding, conducting and adjourning meetings of the Board are contained in the by-laws of the Corporation.
4.    Meetings of the Board should be scheduled to take place at least three times per year and at such other times as the Chair may determine.
5.    Agendas, approved by the Chair, shall be circulated to Board members along with background information on a timely basis prior to the Board meetings.
6.    The Board may invite those officers, directors and employees of the Corporation and its subsidiary entities as it may see fit from time to time to attend at meetings of the Board and assist thereat in the discussion and consideration of the matters being considered by the Board, provided that the CEO and the Chief Financial Officer of the Corporation shall attend all meetings of the Board, unless otherwise excused from all or part of any such meeting by the chair of the meeting.
7.    At each meeting of the Board, an opportunity will be provided for the independent members of the Board to meet without the non-independent members of the Board and members of management being present.
8.    Minutes of the Board's meetings will be recorded and maintained and made available to any Board member upon request.
9.    The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.
Approved by the Board of Directors on December 8, 2014

SCHEDULE B
SHARE AWARD INCENTIVE PLAN
At a special meeting held on December 9, 2010, the unitholders of Baytex Energy Trust (our predecessor) approved the adoption by Baytex effective January 1, 2011 of a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. At the annual and special meeting of shareholders held on June 1, 2016, the shareholders approved the unallocated share awards under the Share Award Incentive Plan for an additional three-year period (to June 1, 2019). At the annual and special meeting on May 2, 2019, shareholders approved the unallocated share awards under the Share Award Incentive Plan for an additional three-year period (to June 1, 2022).
Overview
The Board of Directors of Baytex has delegated the authority to administer the Share Award Incentive Plan to the HRC Committee.
Under the terms of the Share Award Incentive Plan, any Service Provider may be granted Restricted Awards or Performance Awards. In determining the Service Providers to whom Share Awards may be granted ("Grantees"), the number of common shares to be covered by each Share Award and the allocation of the Share Award between Restricted Awards and Performance Awards, the HRC Committee may take into account such factors as it shall determine in its sole discretion, including any one or more of the following factors:
(a)    compensation data for comparable benchmark positions among the Peer Comparison Group;
(b)    the duties, responsibilities, position and seniority of the Grantee;
(c)    the Corporate Performance Measures for the applicable period compared with internally established performance measures approved by the HRC Committee and/or similar performance measures of members of the Peer Comparison Group for such period;
(d)    the individual contributions and potential contributions of the Grantee to the success of Baytex;
(e)    any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Baytex;
(f)    the Fair Market Value or current market price of the common shares at the time of such Share Award; and
(g)    such other factors as the HRC Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Share Award Incentive Plan.
Grant Practice
Prior to 2019, the HRC Committee's practice was to issue common shares pursuant to restricted and performance awards as to one-sixth on the six month anniversary of the grant date and as to one-sixth every six months thereafter (with the last issuance to occur 36 months following the grant date). On December 14, 2018, the HRC Committee changed its practice and common shares issued in respect of awards granted after that date will be issued as to one-third every 12 months (with the last issuance to occur 36 months following the grant date).
On December 7, 2016, the HRC Committee changed its grant practice to provide that any share awards granted to directors in the future be in the form of restricted awards only (previously 80% performance awards and 20% restricted awards).

Restricted Awards
Each Restricted Award entitles the holder to be issued the number of common shares designated in the Restricted Award (plus dividend equivalents as described below) with such common shares to be issued on dates determined by the HRC Committee.
Performance Awards
Each Performance Award entitles the holder to be issued the number of common shares designated in the Performance Award (plus dividend equivalents as described below) multiplied by a Payout Multiplier, with such common shares to be issued on dates determined by the HRC Committee.
The Payout Multiplier is determined by the HRC Committee based on an assessment of the achievement of the predefined Corporate Performance Measures in respect of the applicable period. Corporate Performance Measures may include: relative total shareholder return; recycle ratio; activities related to the growth of Baytex; average production volumes; unit costs of production; total proved reserves; health, safety and environmental performance; the execution of Baytex's strategic plan; and such additional measures as the HRC Committee shall consider appropriate in the circumstances. The Payout Multiplier for a particular period can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) or 2x (for first quartile ranking). For those Performance Awards where the issue date occurs beyond the first anniversary of the grant date, the Payout Multiplier will be the arithmetic average of the Payout Multiplier for each of the two, three or four preceding fiscal years, as applicable.
2019 AMENDMENT

The Share Award Incentive plan was amended to add a 0.5x multiplier. If a 0.5x multiplier was applied to a performance award on vesting, the holder of the performance award would receive one half of a common share for each performance award held. Performance awards granted after January 1, 2019, have five payout multipliers: 0x, 0.5x, 1x, 1.5x and 2x.

Dividend Equivalents
The Share Award Incentive Plan provides for cumulative adjustments to the number of common shares to be issued pursuant to Share Awards on each date that dividends are paid on the common shares by an amount equal to a fraction having as its numerator the amount of the dividend per common share multiplied by the Adjustment Ratio immediately prior to the record date for such dividend and having as its denominator the price, expressed as an amount per common share, paid by participants in our dividend reinvestment plan to reinvest their dividends in additional common shares on the applicable dividend payment date, provided that if Baytex has suspended the operation of such plan or does not have such a plan, then the Reinvestment Price shall be equal to the Fair Market Value of the common shares on the trading day immediately preceding the dividend payment date.
Under the Share Award Incentive Plan, in the case of a non-cash dividend, including common shares or other securities or property, the HRC Committee will, in its sole discretion and subject to the approval of the Exchange, determine whether or not such non-cash dividend will be provided to the Share Award holder and, if so provided, the form in which it shall be provided.
Limitation on Common Shares Reserved
The Share Award Incentive Plan provides that the maximum number of common shares reserved for issuance from time to time pursuant to outstanding Share Awards shall not exceed a number of common shares equal to 3.8% of the aggregate number of issued and outstanding common shares.
Limitations on Share Awards
The aggregate number of Share Awards granted to any single Service Provider shall not exceed 5% of the issued and outstanding common shares, calculated on an undiluted basis. In addition: (i) the number of common shares issuable to insiders at any time, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares; and (ii) the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares. The number of common shares issuable pursuant to the Share Award Incentive Plan to Non-Management Directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares and the value of all Share Awards granted to any one Non-Management Director during a calendar year, as calculated on the date of grant, cannot exceed $150,000 (for purposes of monitoring compliance with these limitations, a Payout Multiplier of 1x will be assumed for any Performance Awards).
Issue Dates
If a Grantee is prohibited from trading in securities of Baytex as a result of the imposition by Baytex of a trading blackout (a "Blackout Period") and the issue date of a Share Award held by such Grantee falls within a Blackout Period, then the issue date of such Share Award shall be extended to the date that is three business days following the end of such Blackout Period.
Payment of Share Awards
On the issue date, Baytex shall have the option of settling any amount payable in respect of a Share Award by any of the following methods or by a combination of such methods:
(a)    common shares issued from the treasury of Baytex; or
(b)    with the consent of the Grantee, cash in an amount equal to the aggregate Fair Market Value of such common shares that would otherwise be delivered in consideration for the surrender by the Grantee to Baytex of the right to receive such common shares under such Share Award.
The Share Award Incentive Plan does not provide for the provision of financial assistance by Baytex in respect of Share Awards granted thereunder.
Change of Control
In the event of a Change of Control of Baytex, the issue date(s) applicable to the Share Awards will be accelerated such that the common shares to be issued pursuant to such Share Awards will be issued immediately prior to the date upon which the Change of Control is completed and the Payout Multiplier applicable to any Performance Awards shall be determined by the HRC Committee who would assess Baytex’s performance for the applicable period relative to the pre-established Corporate Performance Measures.
Under the Share Award Incentive Plan, a Change of Control means:
(a)    a successful take-over bid, pursuant to which the offeror as a result of such take-over bid beneficially owns in excess of 50% of the outstanding common shares; or
(b)    any change in the beneficial ownership or control of the outstanding securities or other interests which results in (i) a person or group of persons acting jointly or in concert, or (ii) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or other interests of Baytex; or
(c)    Incumbent Directors no longer constituting a majority of the Board; or
(d)    the completion of an arrangement, merger or other form of reorganization of Baytex where the holders of the outstanding voting securities or interests of Baytex immediately prior to the completion of the arrangement, merger or other form of reorganization will hold 50% or less of the outstanding voting securities or interests of the continuing entity upon completion of the arrangement, merger or other form of reorganization; or

(e)    the winding up or termination of Baytex or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of Baytex to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of Baytex is continued and where the security holdings in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a Change of Control if paragraphs (b) and (c) above were applicable to the transaction); or
(f)    any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Share Award Incentive Plan;
Provided that a Change of Control shall be deemed not to have occurred if a majority of the Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question.
2019 AMENDMENT

The Share Award Incentive Plan was amended to provide that a Change of Control has not occurred unless: (i) for non-officers, the Grantee's employment is terminated contemporaneously or within six (6) months of the effective date of the change of control; and (ii) for officers, they are entitled to a settlement payment pursuant to a change of control agreement with that officer.

Early Termination Events
Pursuant to the Share Award Incentive Plan, unless otherwise determined by the HRC Committee or unless otherwise provided in a Share Award Agreement pertaining to a particular Share Award or any written employment or consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:
(a)    Death - If a Grantee ceases to be a Service Provider as a result of the Grantee's death, the issue date for all common shares awarded to such Grantee under any outstanding Share Award Agreements shall be accelerated to the Cessation Date. The Payout Multiplier to be applied to any Performance Awards held by the Grantee shall be determined by the President and Chief Executive Officer of Baytex in the case of a Grantee who is not a director or officer and the HRC Committee in all other cases, after taking into consideration the performance of such Grantee and the performance of Baytex since the grant date of such Performance Awards.
(b)    Termination for Cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.
(c)    Voluntary Resignation - If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is fourteen (14) days after the Cessation Date, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

2019 and 2020 AMENDMENT

In 2019 the Share Award Incentive Plan was amended to include the following provisions in the event of a non-officer retirement. In 2020, the Share Award Incentive Plan was further amended to make the retirement provisions available to officers and to add (d)(ii) below.

(d)    Retirement - If a Grantee provides six (6) months prior written notice of their retirement and if: (i) they are over fifty-five (55) years old and have provided six to 10 years of continuous service, they shall be entitled to retain all but their most recent grant of Share Awards; (ii) they are over sixty (60) years old and have provided more than six years of continuous service, they shall be entitled to retain all of their Share Awards, upon ceasing to be a Service Provider; and (iii) they are over fifty-five (55) years old and provided more than 10 years of continuous service, they shall be entitled to retain all of their Share Awards. In each case the retiring Service Provider is required to sign a non-competition and non-solicitation agreement with the Corporation.
(e)    Other Termination - If a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.
2019 AMENDMENT

The Share Award Incentive Plan was amended to include the following provisions in the event a non-management director ceases to be a director.
(e)    Non-Management Directors - If a Grantee who is a Non-Management Director ceases to be a Service Provider for any reason, the issue date for all Share Awards held by such Non-Management Directors shall be accelerated to their Cessation Date.
Assignment
Except in the case of death, the right to receive common shares pursuant to a Share Award granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the Share Award Incentive Plan, no assignment, sale, transfer, pledge or charge of a Share Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Share Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Share Award shall terminate and be of no further force or effect.
Amendment and Termination of Plan
The Share Award Incentive Plan and any Share Awards granted pursuant thereto may, subject to any required approval of the Exchange, be amended, modified or terminated by the Board of Directors of Baytex without the approval of Shareholders. Notwithstanding the foregoing, the Share Award Incentive Plan or any Share Award may not be amended without Shareholder approval to:
(a)    increase the percentage of common shares reserved for issuance pursuant to Share Awards in excess of the limit currently prescribed in the Share Award Incentive Plan;
(b)    extend the issue date of any Share Awards issued under the Share Award Incentive Plan beyond the latest issue date specified in the Share Award Agreement (other than as permitted by the terms and conditions of the Share Award Incentive Plan);

(c)    permit a Grantee to transfer Share Awards to a new beneficial holder other than for estate settlement purposes;
(d)    change the limitations on the granting of Share Awards described above under "Limitations on Share Awards"; and
(e)    change the amending provision of the Share Award Incentive Plan.
In addition, no amendment to the Share Award Incentive Plan or any Share Awards granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any Share Award previously granted to such Grantee under the Share Award Incentive Plan.

SCHEDULE C
LEGACY PLANS
Pursuant to the merger with Raging River, we became the successor to Raging River under Raging River's 2012 Option Plan and Raging River's 2016 Option Plan (collectively, the "Raging River Option Plans") and Raging River's award plan (the "Raging River Award Plan" and, together with the Raging River Option Plans, the "Legacy Plans"). Although no new grants will be made under the Legacy Plans, holders of options and share awards granted under the Legacy Plans are entitled to receive our common shares on the exercise of such options and settlement of such awards in such number and, in the case of options, at such exercise prices, as to reflect the exchange ratio under the merger with Raging River. In the case of performance based awards, the payout multiplier has been fixed at 1x.
The following is a summary of the key terms of the Raging River Option Plans and the Raging River Award Plan that continue to be applicable.
Raging River Option Plans
Raging River's 2016 Option Plan (the "New Option Plan") and the options ("Options") issuable thereunder were approved by shareholders at Raging River's annual and special meeting of shareholders held on May 10, 2016. Following the approval of the New Option Plan, no further grants of options were made under Raging River's 2012 Option Plan (the "Old Option Plan").
A copy of the New Option Plan was filed on Raging River's SEDAR profile at www.sedar.com under the heading "Other" on April 6, 2016. The following description of the New Option Plan is qualified, in its entirety, by the terms of the New Option Plan. Capitalized terms used in this section and not otherwise defined herein are defined in the New Option Plan.
Options granted under the New Option Plan do not entitle the holder to any rights as a security holder.
Currently, all Options granted under the New Option Plan have a term of 3.5 years.
Unless otherwise determined by the Board, Options shall vest equally on the first, second and third anniversaries of the date of grant. The exercise price of Options shall not be less than the closing price of our common shares on the TSX on the trading day immediately preceding the date of grant of Options (the Market Price) or such other minimum price as may be required by the TSX.
In addition to the typical exercise method of issuing common shares to the holder in exchange for the payment of the exercise price of the Option, the New Option Plan also allows Options, if permitted by the Market Price on the date of exercise into the difference between the Market Price and the exercise price of such Options. Additionally, any Grantee may make an offer to us, at any time, for the disposition and surrender by the same to us (and the termination thereof) of any of the Options granted under the New Option Plan for an amount not to exceed Market Price (as of the date of the exercise) less the exercise price of the Options and we have the sole discretion as to whether to accept such offer.
Our Board has discretion to make amendments to the New Option Plan which it may deem necessary, without having to obtain shareholder approval provided that in all cases it does not make any of the following amendments without first obtaining approval of the shareholders: (i) increase the percentage of the issued and outstanding common shares that are available to be issued pursuant to granted and outstanding Options at any time above the limits contained in the New Option Plan; (ii) increase the number of common shares that may be issued to Insiders above the restrictions contained in the New Option Plan; (iii) permit non-management directors to participate in the New Option Plan or in any other way permit non-management directors to become eligible to receive Options under the New Option Plan; (iv) extend the expiry date of any outstanding Options under the New Option Plan; (v) make any reduction in exercise price of an Option or permit a reduction in the exercise price of an Option granted under the New Option Plan by the cancellation and immediate re-issue of Options or other entitlements; (vi) permit the transfer or assignment of Options except in the case of death of a Grantee; or (vii) amend the amendment provisions of the New Option Plan.
Under the New Option Plan, in case of a Grantee's death, the Grantee's personal or legal representative may within twelve months from the date of death and prior to the expiry time of the Options, exercise Options which were vested within such period after which time any remaining Options shall terminate and become null and void. In addition, if a Grantee ceases to be an officer, employee or consultant of us (other than as a result of death), and the date on which the Grantee ceases to be an officer, employee or consultant of us (Termination Date) is prior to the expiry date of the Option, all Options held by the Grantee which have vested as of the Termination Date shall be forfeited by the Grantee effective on the earlier of: (a) the expiry date; and (b) the date that is 90 days from the Termination Date, and all Options which have not vested as of the Termination Date shall become null and void. These provisions are subject to any alternative arrangements that may be contained in a separate Option agreement or employment agreement between the corporation and a particular Grantee.
If a Change of Control occurs prior to the date on which we pay cash or issues common shares to the Grantee in respect of an outstanding Option and the Grantee is terminated without cause in connection with such Change of Control or within six (6) months following such Change of Control, all Options shall vest and if such termination occurs prior to, or at the effective time of such Change of Control, the Grantee shall be entitled to exercise all Options held by the Grantee until immediately prior to the Change of Control and if such termination occurs following the Change of Control, the Grantee shall be entitled to exercise all such Options until the date that is 90 days after the Termination Date.
Alternatively, if within six (6) months following a Change of Control, the Grantee voluntarily resigns for an event or events that constitute Good Reason, all Options held by the Grantee shall vest and the Grantee shall be entitled to exercise all Options held by such Grantee until the date that is 90 days after the Grantee's Termination Date. Good Reason is defined in the New Option Plan to mean any materially adverse change by the corporation without the agreement of the Grantee, in any of the Grantee's duties, powers, rights, salary, title or lines of reporting such that immediately after such change or series of changes, the responsibilities and status of such Grantee, taken as a whole, are fundamentally diminished compared to those assigned to the Grantee immediately prior to such changes or series of changes, or any other reason that would be considered to be constructive dismissal by a court of competent jurisdiction.
If we complete a transaction or a series of transactions whereby we, substantially all of our common shares or substantially all of our property or assets become the property or assets of another person (the Continuing Entity) we and the Continuing Entity shall take all necessary steps prior to or contemporaneously with the consummation of such transaction(s) to ensure all Options remain outstanding following the completion of the transactions and the Continuing Entity will assume all of our covenants and obligations under the New Option Plan, the outstanding Options and the Option agreements in a manner that preserves and does not impair the rights of the recipients in any material respect, and the Continuing Entity may exercise every right and power of ours under the New Option Plan, and we will be relieved of our obligations thereunder.
Raging River Award Plan
On April 4, 2016, the board of directors of Raging River approved the adoption of the Raging River Award Plan (the "Award Plan"). On May 10, 2016, the shareholders approved the Award Plan and the securities issuable thereunder.
A copy of the Award Plan was filed on Raging River's SEDAR profile at www.sedar.com under the heading "Other" on April 6, 2016. The following description of the Award Plan is qualified, in its entirety, by the terms of the Award Plan. Capitalized terms used in this section and not otherwise defined herein are defined in the Award Plan.

Awards initially have a notional value equivalent to the value of a common share. Restricted Awards vest on the first, second and third anniversaries of the date of grant, and are paid out on the vesting date, unless otherwise determined by the Board, and subject to certain other events described below. No payment may be made upon settlement of the Restricted Awards on a date following December 10 of the third calendar year following the year in which the Restricted Award was granted (the Expiry Date). Upon vesting, each Restricted Award will be paid out in cash or by the issuance of common shares at the election of the Board. If paid out in cash each Restricted Award will have a value equal to the closing price of the common shares on the trading day immediately prior to the payment date multiplied by the number of common shares underlying the Restricted Award, as adjusted for dividends paid on the common shares while such Restricted Award was outstanding. If the Board elects to pay out the Restricted Awards in shares, Raging River will issue the number of fully paid and non-assessable common shares underlying such Restricted Award subject to adjustments for dividends. In addition, the Board may elect to settle Restricted Awards by purchasing common shares on the TSX and providing such common shares to the holder of such Restricted Awards.
Performance Awards vest on the later of the completion of the Performance Period applicable to such Performance Award and the third anniversary of the date of grant of such Performance Award and are paid out on the vesting date, unless otherwise determined by the Board and subject to certain other events described below. No payment may be made upon settlement of the Performance Awards on a date following the Expiry Date. At the time of payout, the Board will apply a "Payout Multiplier" to the Performance Award grant. Pursuant to the merger with Baytex, the Payout Multiplier has been fixed at 1.0.
Upon vesting, each Performance Award will be paid out in cash or common shares at the election of the Board. If paid out in cash, each Performance Award will have a value equal to the closing price of the common shares on the trading day immediately prior to the payment date multiplied by the number of common shares underlying the Award, as adjusted for the Payout Multiplier and dividends paid on the common shares while such Performance Award was outstanding. If the Board elects to pay out the Performance Awards in shares, Raging River will issue the number of fully paid and non-assessable common shares underlying such Performance Awards as adjusted for the Payout Multiplier and dividends paid on the common shares while such Performance Award was outstanding. In addition, the Board may elect to settle Performance Awards by purchasing common shares on the TSX and providing such common shares to the holder of such Performance Awards.
Under the Award Plan, in case of a Grantee's death, we will make a cash payment or issue common shares to such employee's legal representatives in respect of any Awards held by the Grantee that have vested or that are scheduled to vest within the twelve month period following the date of death of the Grantee and the Payout Multiplier applicable to any Performance Award held by the Grantee at the time of death shall be determined by the Board in its sole discretion. In addition, if a Grantee ceases to be an officer, employee or consultant of Raging River, all Awards granted to such Grantee under the Award Plan which have not otherwise vested will be terminated and all rights to receive payments thereunder will be forfeited by the Grantee as at the date such Grantee ceased to be an officer, employee or consultant (the Termination Date). These provisions are subject to any alternative arrangements that may be contained in a separate Award agreement or employment agreement between the corporation and a particular Grantee.
If a Change of Control occurs prior to the date on which the corporation pays cash or issues common shares to the Grantee in respect of an outstanding Award and the Grantee is terminated without cause in connection with such Change of Control or within six (6) months following such Change of Control, the Payment Date for all such Awards held by the Grantee (regardless of whether the vesting date has occurred) shall be the Termination Date and the Payout Multiplier shall be determined by the Board acting reasonably. Alternatively, if within six (6) months following a Change of Control, the Grantee voluntarily resigns for an event or events that constitute Good Reason, the Payment Date for all such Awards held by the Grantee (regardless of whether the vesting date has occurred) shall be the Termination Date and the Payout Multiplier shall be determined by the Board acting reasonably. Good Reason is defined in the

Award Plan to mean any materially adverse change by the corporation without the agreement of the Grantee, in any of the Grantee's duties, powers, rights, salary, title or lines of reporting such that immediately after such change or series of changes, the responsibilities and status of such Grantee, taken as a whole, are fundamentally diminished compared to those assigned to the Grantee immediately prior to such changes or series of changes, or any other reason that would be considered to be constructive dismissal by a court of competent jurisdiction.
If we complete a transaction or a series of transactions whereby we, substantially all of the common shares or substantially all of our property or assets become the property or assets of another person (the Continuing Entity) we and the Continuing Entity shall take all necessary steps prior to or contemporaneously with the consummation of such transaction(s) to ensure all Awards remain outstanding following the completion of the transactions and the Continuing Entity will assume all of our covenants and obligations under the Award Plan, the outstanding Awards and the Award agreements in a manner that preserves and does not impair the rights of the recipients in any material respect, and the Continuing Entity may exercise every right and power of ours under the Award Plan, and we will be relieved of its obligations thereunder.
Pursuant to the terms of the Award Plan, the Board may, at any time, without the approval of the shareholders suspend, discontinue or amend the Award Plan or an Award made thereunder provided that unless a holder of Awards otherwise agrees, the Board may not suspend, discontinue or amend the Award Plan or amend any outstanding Award in a manner that would adversely alter or impair any Award previously granted to such holder. Further, the Board may not, without the consent of the shareholders amend the Award Plan or Award to: (i) increase the percentage of issued and outstanding common shares that are available to be issued pursuant to granted and outstanding Awards; (ii) increase the common shares that may be issued to Insiders of the corporation under the Award Plan; (iii) permit non-management directors to be eligible recipients under the Award Plan or in any other way permit non-management directors to become eligible to receive Awards under the Award Plan; (iv) extend the Expiry Date of any Award granted under the Award Plan; (v) permit the transfer or assignment of Awards; or (vi) amend the amendment provisions of the Award Plan.

SCHEDULE D
ADVISORY STATEMENTS
Forward Looking Statements
Certain statements in this information circular are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.
Specifically, this information circular contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; our target to reduce GHG emissions intensity; our plans with respect to our annual general meeting of shareholders; the director orientation process we follow when new directors join the Board; and that we carry our active shareholder engagement.
Statements relating to reserves are also deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that they can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided.
All forward-looking statements are based on Baytex's beliefs and assumptions based on information available at the time the assumption was made. We believe that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward looking statements included in this report should not be unduly relied upon. By their nature, these forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2020. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and our future course of action depends on management's assessment of all information available at the relevant time.

Oil and Gas Advisories
Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
"Operating netback" is equal to petroleum and natural gas sales less blending expense, royalties, production and operating expense and transportation expense divided by barrels of oil equivalent sales volume for the applicable period. Our determination of operating netback may not be comparable with the calculation of similar measures for other entities. We believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis and is a key measure used to evaluate our operating performance.
"F&D costs" are calculated as total exploration and development expenditures (excluding acquisition and divestitures and including changes in future development capital) divided by reserves additions from exploration and development activity.
All reserves data has been extracted from our annual reserve reports prepared by independent reserves evaluators in compliance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves disclosure for the year ended

December 31, 2020 prepared in accordance with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" is contained in the Company's Annual Information Form filed on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
There are numerous significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101. For example, the SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires disclosure of the Company’s gross reserves, before royalties, using forecast pricing and costs. Therefore, the difference between the reported numbers under the two disclosure standards can be material.

In this information circular we refer to production on an aggregated boe basis. The following table shows Baytex’s disaggregated production volumes for the year ended December 31, 2020. The NI 51-101 product types included are as follows: “Heavy Oil” - heavy oil and bitumen, “Light and Medium Oil” - light and medium oil, tight oil and condensate, “NGL” - natural gas liquids and “Natural Gas” - shale gas and conventional natural gas.

	Heavy Oil (bbl/d)	Light and Medium Oil (bbl/d)	NGL (bbl/d)	Natural Gas (Mcf/d)	Oil Equivalent (boe/d)
Total	21,142	37,056	7340	85,463	79,781

Non-GAPP Financial Measures
Financial data contained within this document is reported in Canadian dollars, unless otherwise stated.
This information circular includes references to certain financial measures which do not have standardized meanings prescribed by Canadian GAAP. These financial measures are considered non-standardized measures or non-GAAP financial measures and therefore are unlikely to be comparable with similar measures presented by other issuers. For additional information on non-standardized and non GAAP financial measures, please see the Management’s Discussion and Analysis, dated February 24, 2021, of Baytex’s operating and financial results as at and for the three months and year ended December 31, 2020. A copy is available on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov and our website at www.baytexenergy.com.
Non-standardized and non-GAAP financial measures referenced in this document include:
"Adjusted funds flow" is calculated as cash flow from operating activities adjusted for changes in non-cash operating working capital and asset retirement obligations settled. Our determination of adjusted funds flow may not be comparable to other issuers. We consider adjusted funds flow a key measure that provides a more complete understanding of operating performance and our ability to generate funds for exploration and development expenditures, debt repayment, settlement of our abandonment obligations and potential future dividends. In addition, we use a ratio of net debt to adjusted funds flow to manage our capital structure. We eliminate settlements of abandonment obligations from cash flow from operations as the amounts can be discretionary and may vary from period to period depending on our capital programs and the maturity of our operating areas. The settlement of abandonment obligations are managed with our capital budgeting process which considers available adjusted funds flow. Changes in non-cash working capital are eliminated in the determination of adjusted funds flow as the timing of collection, payment and incurrence is variable and by excluding them from the calculation we are able to provide a more meaningful measure of our cash flow on a continuing basis. For a reconciliation of adjusted funds flow to cash flow from operating activities, see Management's Discussion and Analysis of the operating and financial results for the year ended December 31, 2020.
"Adjusted funds flow per share" is calculated as Adjusted Funds flow divided by the the weighted average number of common shares outstanding for the year.

"Adjusted return on capital" is Adjusted EBIT divided by Average Net Assets plus Debt, where Adjusted EBIT means earnings before interest and tax, adjusted for unrealized gains and losses for the year and Average Net Assets means the average of total shareholders’ equity (excluding accumulated other comprehensive income) plus net debt for the year.

"Exploration and development expenditures" is calculated as additions to exploration and evaluation assets combined with additions to oil and gas properties. We use exploration and development capital expenditures to measure and evaluate the performance of our capital programs. The total amount of exploration and development capital expenditures spend is managed as part of our budgeting process and can vary from period to period depending on the availability of adjusted funds flow and other sources of liquidity.
"Free cash flow" is defined as adjusted funds flow less exploration and development expenditures (both non-GAAP measures discussed above), payments on lease obligations, and asset retirement obligations settled. Our determination of free cash flow may not be comparable to other issuers. We use free cash flow to evaluate funds available for debt repayment, common share repurchases, potential future dividends and acquisition and disposition opportunities

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